UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

FLEXION THERAPEUTICS, INC.
(Name of Subject Company)

Flexion Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
33938J106
(CUSIP Number of Class of Securities)
Michael D. Clayman, M.D.
Chief Executive Officer
Flexion Therapeutics, Inc.
10 Mall Road, Suite 301
Burlington, MA 01803
(781) 305-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:
Miguel J. Vega, Esq.
Kevin Cooper, Esq.
Sean M. Clayton, Esq.
Cooley LLP
500 Boylston Street
Boston, MA 02116
(617) 937-2300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNEX I OPINION OF LAZARD FRÈRES & CO. LLC	I-1
ANNEX II SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE, APPRAISAL RIGHTS	II-1

i

Item 1. Subject Company Information.
(a) Name and Address.   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Flexion Therapeutics, Inc., a Delaware corporation (“Flexion”). The address of the principal executive offices of Flexion is 10 Mall Road, Suite 301, Burlington, Massachusetts 01803, and its telephone number is (781) 305-7777. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Flexion” refer to Flexion Therapeutics, Inc.
(b) Securities.   The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Flexion, $0.001 par value per share (collectively, the “Shares”). As of October 15, 2021 (the “Reference Date”), there were (i) 50,320,466 Shares issued and outstanding, (ii) 4,295,384 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Company Options”), (iii) 75,166 Shares estimated to be subject to outstanding purchase rights under the Flexion 2013 Employee Stock Purchase Plan, as amended (the “ESPP”) (assuming the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below)), and (iv) 2,204,163 Shares subject to or otherwise deliverable in connection with restricted stock unit awards granted, including, for the avoidance of doubt, any such performance-based restricted stock unit award (each, a “Company RSU”).
Item 2. Identity and Background of Filing Person.
(a) Name and Address.   The name, business address and business telephone number of Flexion, which is the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information — Name and Address” above.
(b) Tender Offer.
This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2021 (together with any amendments and supplements thereto, the “Schedule TO”) by Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), and Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Pacira (“Purchaser”). The Schedule TO relates to the tender offer by Purchaser to acquire all of the outstanding Shares at an offer price of (i) $8.50 per Share in cash, net of applicable withholding taxes and without interest (the “Cash Amount”), and (ii) one contingent value right per Share (the “CVR”, and together with the Cash Amount, the “Offer Price”), which will represent the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest (the “Milestone Payments”), upon the achievement of specified milestones, described in further detail below in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — CVR Agreement”, pursuant to the terms of the Contingent Value Right Agreement in the form attached as Exhibit C to the Merger Agreement (as defined below) (the “CVR Agreement”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).
The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.
The expiration date of the Offer is at the end of the day, one minute following 11:59 p.m., Eastern Time, on November 18, 2021, subject to extension in certain circumstances as permitted by the Merger Agreement (the “Expiration Date”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Pacira, Purchaser, and Flexion. A more complete description of the Merger Agreement can be found in

Section 11 of the Offer to Purchase under the caption “The Transaction Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.
The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Flexion (the “Merger”), the separate existence of Purchaser will cease and Flexion will continue as the surviving corporation and a wholly owned subsidiary of Pacira (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a meeting of Flexion’s stockholders and without a vote on the adoption of the Merger Agreement by Flexion stockholders. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares held (i) by Flexion or its subsidiaries (including Shares held in Flexion’s treasury), (ii) by Pacira, Purchaser, any other direct or indirect wholly owned subsidiary of Pacira (together, the “Excluded Shares”), or (iii) by stockholders of Flexion who have properly exercised and perfected their statutory rights of appraisal under the DGCL (the “Dissenting Shares”)) will be automatically converted into the right to receive the Offer Price. Upon the Effective Time, Flexion will cease to be a publicly traded company and will become wholly owned by Pacira. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the CVR Agreement and the Support Agreements (as defined below), are collectively referred to as the “Transactions.”
The Merger Agreement also provides that each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. Each Company Option that has an exercise price that is less than the Cash Amount (each, an “In-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive (a) cash in an amount equal to the product of (x) the total number of Shares subject to such In-the-Money Option multiplied by (y) the excess, if any, of the Cash Amount over the exercise price payable per Share under such In-the-Money Option, and (b) one CVR for each Share subject to such In-the-Money Option, net of applicable withholding taxes. Each Company Option that has an exercise price equal to, or greater than, the Cash Amount and less than the closing price per Share on the Nasdaq Global Market (or the principal market on which the Shares are then traded or quoted) on the trading day immediately prior to the Closing Date (as defined below) (the “Option Reference Price” and such Company Option, an “Out-of-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive from time to time upon the occurrence of any Milestone Payment Date (as defined below), a cash payment, if any, equal to (A) the product of (a) the total number of Shares subject to such Out-of-the-Money Option multiplied by (b) the amount, if any, by which (x) the Cash Amount plus the applicable Milestone Payment plus any Milestone Payments previously earned exceeds (y) the exercise price payable per Share under such Out-of-the-Money Option minus (B) the gross amount previously paid with respect to such Out-of-the-Money Option, net of applicable withholding taxes. Each Company Option with an exercise price equal to, or greater than, the Option Reference Price that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled at the Effective Time without any consideration payable in respect of such cancelled Company Option.
The Merger Agreement also provides that each Company RSU that is outstanding as of immediately prior to the Offer Acceptance Time (as defined below) will automatically accelerate and become fully vested immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, each Company RSU that is then outstanding will be cancelled and converted into the right to receive (a) cash in an amount equal to the product of (x) the total number of Shares issuable in settlement of such Company RSU multiplied by (y) the Cash Amount and (b) one CVR for each Share issuable in settlement of such Company RSU.
The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, Purchaser will irrevocably accept for payment

(the time of such acceptance, the “Offer Acceptance Time”) and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, except if certain conditions with respect to legal restraints have not been satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived.
The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.
According to the Offer to Purchase, the principal office of Pacira is located at 5401 West Kennedy Boulevard, Suite 890, Tampa, Florida 33609, the telephone number of Pacira is (813) 553-6680, the principal office of Purchaser is located at 5401 West Kennedy Boulevard, Suite 890, Tampa, Florida 33609 and the telephone number of Purchaser is (813) 553-6680.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Flexion’s website at https://ir.flexiontherapeutics.com.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Flexion on Schedule 14A filed with the SEC on April 29, 2021 and filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Flexion or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Pacira, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
(a) Arrangements between Flexion and its Executive Officers, Directors and Affiliates.
In considering the recommendation of Flexion’s board of directors (the “Board”) to tender Shares in the Offer, stockholders should be aware that Flexion’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Flexion stockholders, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:
•
the accelerated vesting and settlement of outstanding Company Options and Company RSUs in connection with the Merger;

•
the receipt of payments and benefits by certain executive officers under our change in control severance benefit plan upon qualifying terminations of employment;

•
that the executive officers will receive payment of their full target bonus for 2021 in connection with the Merger, subject to certain conditions described herein;

•
that the Company’s directors and executive officers or certain of their affiliates have entered into Support Agreements in connection with the Merger Agreement and the Transactions; and

•
the entitlement to indemnification benefits in favor of directors and officers of Flexion.

For further information with respect to the arrangements between Flexion and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,”

as well as other arrangements between Flexion and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Transactions with Related Persons,” and “Executive Compensation.”
Outstanding Shares Held by Directors and Executive Officers
Pursuant to the Support Agreements, the executive officers and directors of Flexion who own Shares are required, subject to certain exceptions, to tender their Shares for purchase pursuant to the Offer, and in connection with the tender of such Shares they will receive the same cash consideration on the same terms and conditions as the other stockholders of Flexion. As of October 15, 2021, the executive officers and directors of Flexion beneficially owned, in the aggregate, 3,768,900 Shares, or 4.4% of the outstanding Shares (which, for clarity, includes Shares of Flexion issuable upon the exercise of outstanding Company Options that were exercisable or exercisable within 60 days of October 15, 2021 and the settlement of Company RSUs that are or may become eligible for settlement within 60 days of October 15, 2021 in the ordinary course, but, with respect to Company Options, may not necessarily be eligible for the treatment of Company Options described in “Item 2. Identity and Background of Filing Person,” depending on the exercise price of such Company Options and/or the Option Reference Price).
The following table sets forth (i) the number of Shares beneficially owned as of October 15, 2021, by each of our executive officers and directors (which, for clarity, includes Shares of Flexion issuable upon the exercise of outstanding In-the-Money Options that were exercisable or exercisable within 60 days of October 15, 2021 and the settlement of Company RSUs that are or may become eligible for settlement within 60 days of October 15, 2021 in the ordinary course, (ii) the aggregate cash consideration that would be payable for such Shares and (iii) the aggregate contingent consideration that would be payable for such Shares pursuant to the Offer.
In calculating the amounts set forth in the table below, continued service by the applicable director or executive officer until consummation of the Merger is assumed. Company Options with an exercise price equal to, or greater than the Cash Amount are not included in the below table.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned	Contingent Value of Shares Beneficially Owned(19)
Executive Officers
Michael D. Clayman, M.D., President, Chief Executive Officer, and Director(1)	1,364,663	$11,599,636	$10,917,304
William T. Andrews, M.D., F.A.C.P., Chief Medical Officer(2)	239,750	$2,037,875	$1,918,000
Frederick Driscoll, Chief Financial Officer(3)	198,680	$1,688,780	$1,589,440
Melissa Layman, Chief Commercial Officer(4)	154,056	$1,309,476	$1,232,448
Mark S. Levine, General Counsel and Corporate Secretary(5)	133,486	$1,134,631	$1,067,888
Adam Muzikant, Chief Business Officer(6)	103,546	$880,141	$828,368
Kerry Wentworth, Chief Regulatory Officer(7)	146,362	$1,244,077	$1,170,896
Christina Willwerth, Chief Strategy Officer(8)	167,071	$1,420,104	$1,336,568
Directors
Patrick J. Mahaffy, Chair of the Board(9)	39,824	$338,504	$381,592
Scott A. Canute, Director(10)	9,000	$76,500	$72,000
Samuel D. Colella, Director(11)	1,496,564	$12,720,794	$11,972,512
Utpal Koppikar, Director(12)	32,000	$272,000	$256,000

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned	Contingent Value of Shares Beneficially Owned(19)
Elizabeth Kwo, M.D., Director(13)	4,500	$38,250	$36,000
Heath Lukatch, Ph.D., Director(14)	9,000	$76,500	$72,000
Ann Merrifield, Director(15)	19,000	$161,500	$152,000
Alan W. Milinazzo, Director(16)	27,450	$233,325	$219,600
Mark Stejbach, Director(17)	12,631	$107,364	$101,048
All of our current directors and executive officers as a group (17 persons)(18)	3,768,900	$32,035,650	$30,151,200

(1)
Includes (i) 421,990 Shares held by Dr. Clayman, (ii) (a) 392,860 Shares held by the Michael D. Clayman 2006 Revocable Trust, of which Dr. Clayman and his spouse are co-trustees, (b) 24,600 Shares held by the Michael D. Clayman 2006 Irrevocable Trust, of which Dr. Clayman and his spouse are co-trustees and (c) 388,683 Shares held by Versant Development Fund III, LLC (“VDF III”), of which Dr. Clayman is a manager and minority member, and (ii) 136,530 Shares issuable under outstanding Company Options exercisable within 60 days of October 15, 2021. Dr. Clayman disclaims any beneficial ownership of the Shares held by VDF III except to the extent of his pecuniary interest in these Shares.

(2)
Includes (i) 34,250 Shares held by Dr. Andrews and (ii) 205,500 Shares issuable under outstanding Company Options exercisable within 60 days of October 15, 2021.

(3)
Includes (i) 30,680 Shares held by Mr. Driscoll and (ii) 168,000 Shares issuable under outstanding Company Options exercisable within 60 days of October 15, 2021.

(4)
Includes (i) 124,056 Shares held by Ms. Layman and (ii) 30,000 Shares issuable under outstanding Company Options exercisable within 60 days of October 15, 2021.

(5)
Represents Shares held by Mr. Levine.

(6)
Represents Shares held by Mr. Muzikant.

(7)
Includes (i) 140,362 Shares held by Ms. Wentworth and (ii) 6,000 Shares held by Ms. Wentworth’s spouse.

(8)
Includes (i) 141,241 Shares held by Ms. Willwerth and (ii) 25,830 Shares issuable under outstanding Company Options exercisable within 60 days of October 15, 2021.

(9)
Represents Shares held by Mr. Mahaffy.

(10)
Represents Shares held by Mr. Canute.

(11)
Includes (i) 11,198 Shares held by Mr. Colella and (ii) (a) 5,000 shares held by the Colella Family Exempt Marital Deduction Trust Dated 9/21/92, of which Mr. Colella is a trustee and beneficiary; (b) 69,837 shares held by the Colella Family Trust UTA Dtd. 9/21/92, of which Mr. Colella is a trustee and beneficiary; (c) 19,653 shares held by Colella Partners II, L.P., of which Mr. Colella is a general partner; (d) 943 shares held by Colella Family Partners, of which Mr. Colella is a general partner; (e) 994,129 shares held by Versant Venture Capital III, LLC (“VV III”), of which Mr. Colella is a managing member; (f) 5,871 shares held by Versant Side Fund III, L.P., of which VV III is the sole general partner; (g) 388,683 shares held by Versant Development Fund III, LLC, of which Mr. Colella is a managing member; (h) 250 shares held by Mr. Colella’s spouse; and (i) 1,000 shares held by the Samuel Colella Trust, of which Mr. Colella is a trustee and beneficiary.

(12)
Includes 32,000 Shares issuable under outstanding Company Options exercisable within 60 days of October 15, 2021.

(13)
Represents Shares held by Dr. Kwo.

(14)
Represents Shares held by Dr. Lukatch.

(15)
Represents Shares held by Ms. Merrifield.

(16)
Represents Shares held by Mr. Milinazzo.

(17)
Represents Shares held by Mr. Stejbach.

(18)
Consists of (i) 3,171,040 Shares and (ii) 597,860 Shares issuable under outstanding Company Options exercisable within 60 days of October 15, 2021. The shares held by VDF III, which are deemed to be beneficially owned by Dr. Clayman and Mr. Colella, are counted only once in this total.

(19)
As explained herein, the CVR payment is conditioned on the achievement of the Milestones described herein, which may or may not be achieved, and this figure also assumes the currently anticipated maximum number of an aggregate of 3,768,900 CVRs will be issued, representing CVRs to be issued as part of the consideration for each of the outstanding Shares, each In-the-Money Option and each Company RSU.

Treatment of Company Options and Company RSUs
Each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and will become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. Each In-the-Money Option that is outstanding and unexercised as of the Effective Time will be cancelled and converted into the right to receive (a) cash in an amount equal to the product of (x) the total number of Shares subject to such In-the-Money Option multiplied by (y) the excess, if any, of the Cash Amount over the exercise price payable per Share under such In-the-Money Option, and (b) one CVR for each Share subject to such In-the-Money Option, net of applicable withholding taxes. Each Out-of-the-Money Option that is outstanding and unexercised as of the Effective Time will be canceled and converted into the right to receive from time to time upon the occurrence of any Milestone Payment Date, a cash payment, if any, equal to the product of (a) the total number of Shares subject to such Out-of-the-Money Option multiplied by (b) the amount, if any, by which (x) the Cash Amount plus the applicable Milestone Payment plus any Milestone Payments previously earned exceeds (y) the exercise price payable per Share under such Out-of-the-Money Option minus (B) the gross amount previously paid with respect to such Out-of-the-Money Option, net of applicable withholding taxes. Each Company Option with an exercise price equal to, or greater than, the Option Reference Price that is outstanding and unexercised as of the Effective Time will be cancelled at the Effective Time without any consideration payable in respect of such cancelled Company Option.
Each Company RSU that is outstanding as of immediately prior to the Offer Acceptance Time will automatically accelerate and become fully vested immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, each Company RSU that is then outstanding shall be cancelled and converted into the right to receive (a) cash in an amount equal to the product of (x) the total number of Shares issuable in settlement of such Company RSU multiplied by (y) the Cash Amount and (b) one CVR for each Share issuable in settlement of such Company RSU. For this purpose, any Company RSUs that are subject to pre-specified performance vesting metrics will vest as if such pre-specified performance metrics were achieved at 100% of the applicable target level(s).
The table below sets forth, for each of Flexion’s executive officers and directors as of October 15, 2021: (A)(i) the aggregate number of Shares subject to In-the-Money Options; and (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (a) cash in an amount equal to the product of (x) the total number of Shares subject to such In-the-Money Option multiplied by (y) the excess, if any, of the Cash Amount over the exercise price payable per Share under such In-the-Money Option, and (b) one CVR for each Share subject to such In-the-Money Option; and (B)(i) the aggregate number of Shares subject to Company RSUs; (ii) the number of Shares subject to such Company RSUs that will vest in connection with the Merger; and (iii) the value of cash amounts payable in respect of such Company RSU on a pre-tax basis at the Effective Time, calculated by the product of (x) the total number of Shares issuable in settlement of such Company RSU multiplied by (y) the Cash Amount and (b) one CVR for each Share issuable in settlement of such Company RSU.
In calculating the amounts set forth in the table below, continued service by the applicable director or executive officer until consummation of the Merger is assumed. Company Options with an exercise price equal to, or greater than the Cash Amount are not included in the below table.

	Vested In-the-Money Options				Accelerated In-the-Money Options				Company RSUs
Name	Number of Shares Underlying Vested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the- Money Options	Number of CVRs	Number of Shares Underlying Accelerated In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Accelerated In-the- Money Options	Number of CVRs	Shares Underlying Flexion RSUs	Cash Value of Underlying Flexion RSUs that Vest	Number of CVRs	Total Cash Value
Executive Officers
Michael D. Clayman, M.D., President, Chief Executive Officer, and Director	136,530	$2.52	$816,449	136,530	—	$—	$—	—	371,616	$3,158,736	371,616	$3,975,185
William T. Andrews, M.D., F.A.C.P., Chief Medical Officer	—	$—	$—	—	205,500	$6.25	$462,375	205,500	34,250	$291,125	34,250	$753,500
Frederick Driscoll, Chief Financial Officer	—	$—	$—	—	168,000	$8.35	$25,200	168,000	28,000	$238,000	28,000	$263,200
Melissa Layman, Chief Commercial Officer	11,875	$7.01	$17,694	11,875	18,125	$7.01	$27,006	18,125	108,450	$921,825	108,450	$966,525
Mark S. Levine, General Counsel and Corporate Secretary	—	$—	$—	—	—	$—	$—	—	99,166	$842,911	99,166	$842,911
Adam Muzikant, Chief Business Officer	—	$—	$—	—	—	$—	$—	—	67,421	$573,079	67,421	$573,079
Kerry Wentworth, Chief Regulatory Officer	—	$—	$—	—	—	$—	$—	—	99,166	$842,911	99,166	$842,911
Christina Willwerth, Chief Strategy Officer	25,830	$2.52	$154,463	25,830	—	$—	$—	—	98,541	$837,599	98,541	$992,062
Directors
Patrick J. Mahaffy, Chairman of the Board	—	$—	$—	—	—	$—	$—	—	4,500	$38,250	4,500	$38,250
Scott A. Canute, Director	—	$—	$—	—	—	$—	$—	—	4,500	$38,250	4,500	$38,250
Samuel D. Colella, Director	—	$—	$—	—	—	$—	$—	—	4,500	$38,250	4,500	$38,250
Utpal Koppikar, Director	—	$—	$—	—	32,000	$7.82	$21,760	32,000	—	$—	—	$21,760
Elizabeth Kwo, M.D., Director	—	$—	$—	—	—	$—	$—	—	4,500	$38,250	4,500	$38,250
Heath Lukatch, Ph.D., Director	—	$—	$—	—	—	$—	$—	—	4,500	$38,250	4,500	$38,250
Ann Merrifield, Director	—	$—	$—	—	—	$—	$—	—	4,500	$38,250	4,500	$38,250
Alan W. Milinazzo, Director	—	$—	$—	—	—	$—	$—	—	4,500	$38,250	4,500	$38,250
Mark Stejbach, Director	—	$—	$—	—	—	$—	$—	—	4,500	$38,250	4,500	$38,250
All of our current directors and executive officers as a group (17 persons)	174,235	$2.83	$988,607	174,235	423,625	$7.23	$536,341	423,625	942,610	$8,012,185	942,610	$9,537,133
As explained herein, the CVR payment is conditioned on the achievement of the Milestones described herein, which may or may not be achieved, and this figure also assumes the currently anticipated maximum number of an aggregate of 1,540,470 CVRs will be issued (based on the assumptions set forth above), representing CVRs to be issued as part of the consideration for each of the outstanding Shares, each In-the-Money Option and each Company RSU.
Treatment of Purchase Rights Under the Employee Stock Purchase Plan
The ESPP allows all of Flexion’s regular full-time employees, including Flexion’s executive officers, to purchase Shares at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined in the ESPP); or (ii) 85% of the fair market value on the applicable Purchase Date (as defined in the ESPP), with the objective of allowing employees to profit when the value of our common stock increases over time.
The ESPP’s next scheduled Purchase Date under the current Offering is December 20, 2021. Under the terms of the Merger Agreement, Flexion must take all reasonable actions required to (i) terminate the ESPP, as of immediately prior to the Closing Date, (ii) if the Closing shall occur prior to the end of any offering period in existence under the ESPP as of the Closing Date, cause a new purchase date to be set under the ESPP, which date shall be two business days prior to the Closing Date, for the automatic exercise of outstanding purchase rights on such date, and (iii) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP (as amended pursuant to the Merger Agreement), be refunded to such participant as promptly as practicable following the Effective Time (but no later than the later of (i) 10 business days after the Effective Time or (ii) the first payroll date after the Effective Time). At the Effective Time, by virtue of the Merger, all Shares automatically purchased on the new purchase date contemplated in the Merger Agreement will be converted into the right to receive $8.50 per Share in cash, plus one CVR per Share, subject to applicable tax withholdings.
Potential Payments and Benefits upon Termination or Change in Control
Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive amounts earned during her or his term of service.
Equity Award Acceleration
Under the Merger Agreement, the vesting of all outstanding unvested Company Options and Company RSUs will be accelerated in connection with the Merger (with any Company RSUs that are subject to pre-specified performance vesting metrics will vest as if such pre-specified performance metrics were achieved at 100% of the applicable target level(s)) and such Company Options and Company RSUs will be cashed out as described in further detail under “— Treatment of Company Options and Company RSUs”, and any provisions in any individual agreements related to the acceleration of the vesting of Company Options or Company RSUs in connection with a change in control will be superseded by the provisions of the Merger Agreement.
Change in Control and Severance Agreements
Flexion previously adopted a Change in Control Severance Benefit Plan and entered into Participation Agreements with key personnel, including each of its named executive officers. In all cases, provision of severance benefits is contingent upon delivery of an effective release of claims in favor of Flexion and compliance with the executive’s Proprietary Information, Inventions, Non-Solicitation, and Non-Competition Agreement with Flexion. The Change in Control Severance Benefit Plan and the Participation Agreements entered into thereunder provide the following additional benefits upon a “covered termination” (which is defined in the applicable officer’s Participation Agreement to include termination by Flexion without “Cause” (as defined in the Change in Control Severance Benefit Plan) or resignation by the executive for Good Reason (as defined in the Change in Control Severance Benefit Plan) that occurs one month prior to the closing of a change in control and ending 12 months following the closing of a change in control which would include the Transactions (“Change in Control Termination”):
•
continuation of executive’s then-current base salary for 24 months (for our President and Chief Executive Officer) and 18 months (for our other executive officers);

•
cash payment of executive’s annual target cash bonus established for executive, if any, pursuant to Flexion’s annual performance bonus or annual variable compensation plan, as applicable, for the year in which the Change in Control Termination occurs, unless otherwise provided in the Merger Agreement, as described in further detail under “— Treatment of 2021 Performance Bonus Awards”;

•
company-paid COBRA premiums until the earliest of (i) the end of the 24-month severance period for our President and Chief Executive Officer or the end of the 18-month severance period for our other executive officers, (ii) the expiration of the executive’s eligibility for the continuation coverage under COBRA, or (iii) the date when the executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment; and

•
full acceleration of vesting and exercisability of all outstanding Flexion equity awards held by the executive.

Treatment of 2021 Performance Bonus Awards
If the Closing Date occurs prior to January 1, 2022, on a date that is no later than the first regular payroll date following the Closing Date, each Flexion employee who remains employed with Flexion as of immediately prior to the Effective Time will receive: (i) if such employee’s annual cash bonus or variable cash compensation is calculated and paid on an annual basis, such employee’s annual cash bonus or annual variable compensation for Flexion’s 2021 fiscal year, calculated as if all relevant annual performance metrics have been achieved at target levels or (ii) if such employee’s cash bonus or variable compensation is calculated and paid on a quarterly or bi-annual basis, such employee’s cash bonus or variable compensation for the quarter or bi-annual period in which the Closing Date occurs, calculated as if all relevant performance metrics for such quarter or bi-annual period have been achieved at target levels (the “2021 Bonus Payment”), net of any withholding taxes required to be deducted and withheld by applicable laws and subject to the conditions set forth in the Merger Agreement. As a condition to receiving such 2021 Bonus Payment, prior to the earlier of the Effective Time and December 31, 2021, an eligible employee must deliver a duly executed waiver and acknowledgement (the “Waiver”), in substantially the form attached to the Merger Agreement, which includes a waiver of the employee’s right to receive an Annual Target Bonus Severance Payment (as defined in the Participation Agreement entered into under the Change in Control Severance Benefit Plan) in the event that the employee incurs a Change in Control Termination in 2021, or is notified in writing in 2021 that Pacira intends to terminate such employee in a manner that constitutes a Change in Control Termination, and such Change in Control Termination actually occurs within 90 days following the Closing Date. If the Closing Date does not occur prior to January 1, 2022, the Company may pay to each Company employee a 2021 Bonus Payment, provided that such employee remains continuously employed with Flexion through the applicable payment date, such payment is made no later than March 15, 2022 and the employee has delivered a duly executed Waiver by the specified deadline. If an employee chooses not to sign the Waiver, such employee will not be eligible to receive the 2021 Bonus Payment on these terms; instead, such employee’s bonus payment under our short-term incentive programs for the applicable period, if any, may be paid in the ordinary course and pursuant to the terms and conditions of our Change in Control Severance Benefit Plan.
We expect the 2021 Bonus Payments to be as follows:
Name	2021 Bonus Payment
Executive Officers
Michael D. Clayman, M.D., President, Chief Executive Officer, and Director	$468,803
William T. Andrews, M.D., F.A.C.P., Chief Medical Officer	$216,000
Frederick Driscoll, Chief Financial Officer	$200,250
Melissa Layman, Chief Commercial Officer	$198,000
Mark S. Levine, General Counsel and Corporate Secretary	$194,903
Adam Muzikant, Chief Business Officer	$177,750
Kerry Wentworth, Chief Regulatory Officer	$192,740
Christina Willwerth, Chief Strategy Officer	$194,410
Support Agreements
See “— Tender and Support Agreements” for information regarding the Support Agreements.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that the named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on November 19, 2021; (2) the employment of the named executive officer will be terminated immediately following the Effective Time without “Cause” or on account of “Good Reason,” if applicable (each as defined above in the section captioned “Change in Control and Severance Agreements”), entitling the named executive officer to receive severance payments and benefits under our Change in Control Severance Benefit Plan, subject to the conditions described in the section captioned “Change in Control and Severance Agreements”; (3) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of October 15, 2021 and the named executive officer signs a Waiver (as described in “Treatment of 2021 Performance Bonus Awards”) such that the 2021 Bonus Payment is payable on a “single trigger” basis; (4) the named executive officer does not receive any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (5) the named executive officer does not enter into a new agreement or is not otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Offer or the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of each of the Offer, the Merger and the named executive officer’s termination of employment without “Cause” or on account of “Good Reason,” if applicable, as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the consummation of the Merger as being payable on a “single trigger” basis.
	Golden Parachute Compensation(1)
Name(2)	Cash ($)(3)	Equity ($)(4)	Perquisites/ Benefits ($)(5)	Total ($)
Michael D. Clayman, M.D.	$1,808,240	$3,975,185	$41,255	$5,824,681

(1)
The conditions under which each of these payments and benefits are to be provided are further described in the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in the footnotes below. Under our Change in Control Severance Benefit Plan, if payments or benefits payable to the named executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts will be reduced to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after-tax basis, receiving a larger portion, up to and including full payment, of such amounts. The effect of this provision and any related cut-backs are not reflected in the values disclosed in this table.

(2)
Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. Our named executive officers whose compensation was required to be reported in the Proxy Statement, Mr. Arkowitz and Dr. Kelley, terminated employment with us in 2021 and therefore will not receive payments or benefits in connection with the Offer or the Merger.

(3)
The cash amount included in this column represents (a) severance paid in the form of continuation of the executive’s then-current base salary for 24 months under our Change in Control Severance Benefit Plan, as further described above in the section captioned “Change in Control and Severance Agreements,” which is payable on a “double trigger” basis and (b) the 2021 Bonus Payment described under “Treatment of 2021 Performance Bonus Awards” above, which is payable on a “single trigger” basis. The table below sets forth the breakdown of these cash payments.

Name	Base Salary Continuation (“double trigger”) ($)	2021 Bonus Payment (“single trigger”) ($)
Michael D. Clayman, M.D.	1,339,437	468,803

(4)
The amount listed in this column represents the cash value of the “single-trigger” vesting acceleration that the named executive officer will receive with respect to his In-the-Money Options and Company RSUs pursuant to the terms of the Merger Agreement, as described in more detail in the section above captioned “Treatment of Company Options and Company RSUs” and excludes the CVRs issued as part of the consideration for Company Options and Company RSUs.
(5)
The amount listed in this column represents the value of payment of company-paid COBRA premiums under our Change in Control Severance Benefit Plan, as further described above in the section captioned “Change in Control and Severance Agreements.” These amounts are “double trigger” amounts.

Employee Benefits
Under the Merger Agreement, Pacira has agreed that for a period of one year following the Effective Time (the “Post-Closing Period”), to provide, or cause to be provided, to each employee of Flexion, including the executive officers, who is employed by Flexion as of immediately prior to the Effective Time and who continues to be employed by Pacira or the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) (a) the same base salary (or base wages, as the case may be) provided to such Continuing Employee immediately prior to the Effective Time, (b) short-term cash incentive compensation opportunities that are not less favorable, in the aggregate, than the short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and (c) employee benefits (including severance benefits and other health and welfare benefits) that are not less favorable, in the aggregate, than the employee benefits provided by Pacira to its similarly situated employees. Under the Merger Agreement, Pacira will provide or cause to be provided to any Continuing Employee whose employment terminates during the Post-Closing Period under circumstances that would have entitled such Continuing Employee to severance benefits under our Change in Control Severance Benefit Plan with severance benefits that are not less favorable, in the aggregate, than those that would have been provided under such plan after taking into account any Waiver executed by the Continuing Employee as described in “Treatment of 2021 Performance Bonus Awards” (and giving credit to such Continuing Employee’s service with Pacira, Purchaser and any of their respective subsidiaries after the Effective Time).
The Merger Agreement does not confer upon any person (other than Flexion, Pacira and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.
Potential for Future Arrangements
It is possible that Continuing Employees, including executive officers, will enter into new compensation arrangements with Pacira or the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity-based awards of Pacira and/or to receive retention bonus awards. Any such arrangements, if any, are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
Employment Arrangements
We have entered into at-will employment offer letter agreements with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. Offer letters with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment following the Transaction, as described above under “— Potential Payments and Benefits upon Termination or Change in Control.”
Director Compensation
Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described above under “— Treatment of Company Options and Company RSUs.”

Indemnification of Directors and Officers; Insurance
We have entered into indemnity agreements (collectively, the “Indemnification Agreements”) with our directors and executive officers that require us to indemnify such persons (each, an “Indemnitee”) against any and all expenses (including, without limitation, all attorneys’, witness, or other professional fees and related disbursements, other out-of-pocket costs of whatever nature), actually and reasonably incurred, damages, judgments, fines, penalties, and amounts paid in settlement in connection with the investigation, defense, settlement or appeal of any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, in which such person is involved as a party or participant (including as a witness) or otherwise by reason of: (i) the fact that an Indemnitee is or was a director, officer or agent of Flexion; (ii) any action taken by an Indemnitee or any action on an Indemnitee’s part while acting as director, officer, employee or agent of Flexion; or (iii) the fact that an Indemnitee is or was serving at the request of Flexion as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and in any such case described above, whether or not serving in any such capacity at the time any liability or expense is incurred, provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Flexion and, in the case of a criminal proceeding, with no reasonable cause to believe that such person’s conduct was unlawful. The Indemnification Agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is included as Exhibit 10.1 to the Registration Statement on Form S-1, as amended, and as originally filed by Flexion with the SEC on January 8, 2014 and incorporated herein by reference.
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the former and present directors and officers of Flexion for their acts and omissions occurring prior to the Effective Time, as provided in Flexion’s organizational documents and as provided in the Indemnification Agreements between Flexion and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement, the Indemnification Agreements and Flexion’s organizational documents until disposition of such claim.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Pacira and the Surviving Corporation will, to the fullest extent permitted by applicable law, indemnify and hold harmless each of our former and present officers and directors in his or her capacity as an officer or director of Flexion against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Flexion in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Flexion at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Pacira must cause the Surviving Corporation to maintain) in effect a directors’ and officers’ liability insurance policy, providing coverage no less favorable to the insureds than the policy maintained by Flexion as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Flexion (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. However, in lieu of maintaining such existing policy, we or Pacira may purchase a six-year “tail” policy to replace the Flexion policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Section 16 Matters
The Merger Agreement provides that Flexion, and the Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Flexion or any of its affiliates and any of the officers, directors or employees of Flexion that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
(b) Arrangements with Purchaser, Pacira, and their Affiliates.
Merger Agreement
On October 11, 2021, Flexion, Pacira and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Transaction Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Flexion stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on October 22, 2021 are incorporated herein by reference, and are not intended to provide any other factual information about Flexion, Pacira, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Flexion to Pacira in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Flexion at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Flexion in Flexion’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Flexion’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Flexion, Pacira, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in Flexion’s other public filings.
CVR Agreement
Pursuant to the Merger Agreement, at or prior to the Effective Time, Pacira and American Stock Transfer & Trust Company, LLC (the “Rights Agent”) will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer. The Rights Agent will maintain an up-to-date register of the holders of CVRs. Such holders shall not be permitted to transfer CVRs (subject to certain limited exceptions).
Each CVR represents the non-transferable right to receive the following Milestone Payments, if any, without interest thereon and less any applicable withholding taxes, with each Milestone Payment conditioned upon the achievement of the applicable milestone on or prior to December 31, 2030 as follows (each, a “Milestone”):
(i) $1.00 per CVR, the first time that net sales of ZILRETTA® (triamcinolone acetonide extended-release injectable suspension) in any calendar year equal or exceed $250.0 million.
(ii) $2.00 per CVR, the first time that net sales of ZILRETTA in any calendar year equal or exceed $375.0 million.
(iii) $3.00 per CVR, the first time that net sales of ZILRETTA in any calendar year equal or exceed $500.0 million.
(iv) $1.00 per CVR upon approval by the U.S. Food and Drug Administration (the “FDA”) of a biologics license application (BLA) for FX-201, Flexion’s clinical stage gene therapy product candidate.
(v) $1.00 per CVR upon approval by the FDA of a new drug application (NDA) for FX-301, Flexion’s investigational product candidate.
Pacira is obligated to use commercially reasonable efforts to achieve the foregoing Milestones. However, there can be no assurance that any of the Milestones will be achieved and that any of the resulting Milestone Payments will be required of Pacira. It is not possible to predict whether a payment will become payable with respect to the CVRs. Whether any Milestone required for payment of any Milestone Payment is met will depend on many factors, some within control of Pacira and its subsidiaries and others outside the control of Pacira and its subsidiaries.
The summary of the material provisions of the CVR Agreement contained in Section 11 (The Transaction Agreements) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the material terms of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Exhibit C to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.
Tender and Support Agreements
Concurrently with the execution and delivery of the Merger Agreement, Pacira and Purchaser entered into Tender and Support Agreements, dated as of October 11, 2021 (each, a “Support Agreement”, and collectively, the “Support Agreements”) with each of the directors and executive officers listed under “— Outstanding Shares Held by Directors and Executive Officers” or certain of their affiliates (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed, among other things, to tender, pursuant to the Offer, their Shares in the Offer, vote their Shares in favor of the Merger, as applicable, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.
The Supporting Stockholders are generally prohibited from transferring their Shares (subject to certain exceptions). As of October 15, 2021, approximately 4.4% of the outstanding Shares (which, for clarity, includes Shares of Flexion issuable upon the exercise of outstanding Company Options that were exercisable or exercisable within 60 days of October 15, 2021 and the settlement of Company RSUs that are or may become eligible for settlement within 60 days of October 15, 2021 in the ordinary course, but, with respect to Company Options, may not necessarily be eligible for the treatment of Company Options described in “Item 2. Identity and Background of Filing Person”, depending on the exercise price of such Company Options and/or the Option Reference Price) are subject to the Support Agreements.

The summary of the material provisions of the Support Agreements contained in Section 11 (The Transaction Agreements) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
Pacira and Flexion entered into a mutual non-disclosure agreement, dated June 1, 2021 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Pacira and Flexion agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the consideration, evaluation, negotiation and consummation of the possible negotiated transaction involving Pacira and Flexion for a period of three years from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, each party is also subject to standstill restrictions for one year with respect to the securities of the other party with permission for a party to confidentially communicate to the other party’s board of directors or senior management or external financial advisors any non-public proposals during the standstill period, but did not include a fall-away provision upon the entry or public announcement of certain acquisition transactions.
The summary of the material provisions of the Confidentiality Agreement contained in Section 11 (The Transaction Agreements) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Exclusivity Agreement
Pacira and Flexion entered into an exclusivity agreement, dated September 25, 2021 (the “Exclusivity Agreement”) pursuant to which Flexion agreed that from the date thereof until the earliest of (a) 11:59 p.m. Pacific Time on October 11, 2021, (b) Pacira’s express written notice to Flexion that it no longer intended to pursue a transaction or (c) the execution and delivery of definitive documentation with respect to a transaction, Flexion would negotiate exclusively with Pacira. Flexion also agreed to and cause its affiliates and representatives to immediately cease any existing discussions, negotiations or activities, including the provision of non-public information (and the provision of access to non-public information) with any third party regarding Flexion or its affiliates with respect to any inquiry, proposal or offer relating to, or reasonably likely to lead to, an alternative transaction.
This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
On October 10, 2021, our Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Flexion and its stockholders, (b) approved the execution, delivery and performance by Flexion of the Merger Agreement and the consummation of the Transactions, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of Flexion tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for the reasons described below under “— Reasons for Recommendation”, our Board, on behalf of Flexion, unanimously recommends that Flexion’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
(i) Background of Offer and Merger
The Board frequently reviews, with Flexion’s senior management and the assistance of outside advisors, Flexion’s long-term strategies and strategic opportunities to increase stockholder value, including partnership and collaboration opportunities and financial alternatives in light of developments in Flexion’s business, the sectors in which it competes, the economy generally and financial markets. As part of this process, from time to time, Flexion’s senior management has engaged in business development and/or strategic discussions with participants in the biopharmaceutical industry.
In July 2020, Flexion’s senior management, working with Goldman Sachs & Co. LLC (“Goldman Sachs”), financial advisor to Flexion, began a process of preparing preliminary financial projections for use in (i) potential activist shareholder defense; (ii) evaluating the financial implications of major strategic, operational and financing decisions; and (iii) valuing Flexion’s assets for the purpose of creating and preserving shareholder value. Around the same time, Flexion initiated market research studies to assess various commercial initiatives that Flexion believed had the potential to accelerate the revenue growth of ZILRETTA. From January 2021 to March 2021, Flexion’s senior management, working with Goldman Sachs, assessed market trends and potential growth opportunities for Flexion, and created a preliminary financial model (the “Preliminary March 2021 Revenue Forecasts”) as further described under the caption “Financial Projections and Forecasts”.
In early January 2021, in connection with the J.P. Morgan Healthcare Conference, representatives of Party A, a strategic buyer in the pain management space, contacted Flexion’s senior management to discuss their respective commercial businesses. In February 2021, in order to facilitate a more open discussion regarding potential collaboration or partnering activities, Flexion and Party A executed a commercial mutual confidentiality agreement, which did not include a standstill provision or a fall-away provision. Later that month, on February 8, 2021, representatives of Party A participated in a management presentation presented by Flexion’s senior management. During the management presentation, Flexion noted to Party A that Flexion had initiated market research studies and would discuss the results with Party A once such studies were complete.
On May 12, 2021, Frederick Driscoll rejoined Flexion and was appointed as Chief Financial Officer. Mr. Driscoll immediately began to review and reassess the various assumptions in the Preliminary March 2021 Revenue Forecasts and prepare new draft Projections.
On May 21, 2021, Patrick J. Mahaffy, Flexion’s Chairman of the Board, was contacted by David Stack, the Chairman and Chief Executive Officer of Pacira. Mr. Stack inquired about Flexion’s openness to a potential strategic transaction and, if so, potential transaction structures. Mr. Stack conveyed Pacira’s interest in acquiring the ZILRETTA-only portion of Flexion’s business. Mr. Mahaffy noted that any interest by the Board in a strategic transaction would be greater in a whole company transaction rather than a single asset transaction. Mr. Mahaffy also informed Mr. Stack that the next Board meeting was to be held on June 24, 2021 and noted that if Pacira was interested in pursuing a potential strategic transaction with Flexion, the Board would appreciate an indication of interest at that time because the Board expected to discuss strategic and financing options at the upcoming meeting. Mr. Stack concluded the conversation by indicating that Pacira might submit a proposal in June 2021.
On May 25, 2021, members of Flexion’s senior management contacted representatives of Party A after completion of Flexion’s market research studies to provide an update to Party A on recent developments.
Also on May 25, 2021, Mr. Mahaffy contacted Mr. Stack to report that Pacira’s interest in a potential transaction had been discussed with the Board.
On May 27, 2021, Mr. Stack spoke with Michael D. Clayman, M.D., Flexion’s Chief Executive Officer and member of the Board, about Pacira’s interest in a potential transaction with Flexion and to learn more about Flexion. The parties did not exchange any non-public information, but Mr. Clayman requested that Pacira submit a letter of intent for a proposed strategic combination for Flexion to consider at the meeting of the Board to be held on June 24, 2021.
On May 28, 2021, representatives of Flexion delivered a proposed mutual confidentiality agreement to representatives of Pacira.
On June 1, 2021, Flexion and Pacira executed mutual confidentiality agreement, which included a standstill provision and did not include a fall-away provision upon the entry or public announcement of certain acquisition transactions, as further described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Confidentiality Agreement”.
On June 2, 2021. Ronald J. Ellis, Jr., DO, MBA, Pacira’s Senior Vice President, Corporate Strategy & Business Development, spoke with Mr. Driscoll to discuss and learn about Flexion’s business.
In early June 2021, Flexion’s senior management and representatives of Lazard discussed having Lazard work with Flexion’s senior management to assess strategic alternatives and assist Flexion with revising the Preliminary March 2021 Revenue Forecasts and finalizing the draft Projections based on then-current estimates and assumptions.
On June 8, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard Frères and Co. LLC., which was subsequently engaged as Flexion’s financial advisor on June 28, 2021, as detailed below (“Lazard”), and representatives of Cooley LLP, Flexion’s outside legal counsel (“Cooley”). Dr. Clayman provided an update with respect to recent communications related to ongoing strategic transaction discussions with Party A and Pacira and representatives of Lazard provided an update with respect to market activity and recent public transactions and deal terms. Representatives of Cooley discussed certain legal matters with the Board, including the fiduciary duties of directors in connection with strategic transactions. Dr. Clayman and other members of Flexion’s senior management had previously met with representatives of Lazard in early June 2021 to obtain an additional viewpoint on Flexion’s financial and trading performance relative to certain peer groups and the market generally, analyst perceptions of Flexion, the market environment, and potential financial and strategic partners for Flexion from Lazard, a financial advisor considered by Flexion’s senior management to have significant experience with, and deep knowledge of, the pharmaceutical industry and its participants.
On June 11, 2021, representatives of Party A participated in a management presentation presented by Flexion’s senior management.
On June 16, 2021, Mr. Mahaffy spoke to Mr. Stack who informed him that Pacira would not be submitting a proposal for a potential strategic transaction ahead of the meeting of the Board to be held on June 24, 2021.
On June 22, 2021, Flexion received a non-binding, written proposal from Party A to acquire the ZILRETTA-only portion of Flexion’s business for $450.0 million in cash. Later that day, Flexion and Party A executed a mutual confidentiality agreement, which included a standstill but not a fall-away provision. Although Party A’s June 22nd proposal was unsolicited, Party A and Flexion had engaged in prior business development discussions as described above.
On June 24, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. The Board reviewed the terms of Party A’s June 22nd proposal, including the value to Flexion stockholders, preliminary strategic considerations, the status of strategic alternatives and implications to Flexion’s standalone strategy. The Board noted that Party A’s June 22nd proposal (i) would result in Flexion not having a commercial product, and accordingly, no revenues, (ii) would result in Flexion only having two early-stage pipeline development programs, (iii) required a transaction structure that would result in undesirable tax consequences for Flexion and its stockholders, and (iv) would result in the potential acceleration of debt repayment obligations. The Board also considered the likelihood of receiving a proposal from Pacira and believed having interest from Party A could reasonably likely result in a robust process for consideration of strategic alternatives that would deliver more opportunities to maximize stockholder value. Representatives of Lazard then left the meeting and the Board, with input from Flexion’s senior management and representatives of Cooley, reviewed and discussed the terms of an engagement letter with Lazard. Following such discussion and based on Lazard’s experience and capabilities relevant to the potential strategic alternatives involving the Company, as described above, the Board approved the formal engagement of Lazard on the terms as presented, and directed Flexion’s senior management to enter into the formal engagement letter.
On June 28, 2021, Flexion entered into an engagement letter, as approved by the Board, with Lazard, as further described below under the caption “Item 5. Person/Assets Retained, Employed, Compensated or Used”.

On July 1, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Dr. Clayman provided an update on discussions with Party A, proposed next steps and strategic considerations. Representatives of Lazard reviewed a potential auction process and timeline for a strategic transaction, preliminary lists of potential counterparties, and illustrative valuation and structuring scenarios. The Board determined that authorizing Lazard to contact potential counterparties regarding their interest in an acquisition of Flexion would be reasonably likely to identify the best transaction reasonably available to the Company and its stockholders in order to maximize stockholder value. The Board also authorized Flexion’s senior management to negotiate and execute an engagement letter with Goldman Sachs to serve as financial advisor.
During the period beginning on July 6, 2021 and continuing until July 21, 2021, consistent with the discussions with the Board, representatives of Lazard contacted 21 parties (excluding Pacira and Party A), including Party B, Party C, and Party D, each of which was a potential strategic buyer, regarding a potential strategic transaction. Of these parties (i) 15 parties determined not to proceed in the process after initial contact and (ii) six parties, including Party B, Party C and Party D, executed mutual confidentially agreements with Flexion that included a standstill provision but not a fall-away provision. All six parties were subsequently provided access to Flexion’s virtual data room, which included the Preliminary March 2021 Revenue Forecasts, and four of the six parties, including Party B, Party C and Party D, participated in meetings with Flexion’s senior management.
On July 7, 2021, representatives of Lazard contacted Mr. Ellis to inform him that Flexion had engaged Lazard to advise Flexion with respect to a potential strategic transaction.
On July 12, 2021, Flexion held an in-person management presentation for Party A’s executive team. Later that day, Dr. Clayman spoke with Party A’s President and Chief Executive Officer and noted Flexion would need additional time to evaluate Party A’s June 22nd proposal.
On July 14, 2021, Party A and its advisors were granted access to Flexion’s virtual data room, which included the Preliminary March 2021 Revenue Forecasts.
On July 20, 2021, at the direction of Flexion’s senior management, representatives of Lazard spoke with representatives of Party A’s financial advisor, and conveyed that Flexion was seeking proposals for a sale of the entire company and a sale of ZIRETTA alone was not a preferred outcome.
On July 21, 2021, representatives of Lazard spoke with Mr. Ellis. Mr. Ellis conveyed Pacira’s interest in participating in the strategic process and stated that Pacira would send due diligence requests the following week.
On July 23, 2021, representatives of Pacira introduced representatives of Lazard to representatives of J.P. Morgan Securities LLC, Pacira’s financial advisor (“J.P. Morgan”), to discuss the potential strategic transaction.
On July 26, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard provided an update on the strategic process, including progress and discussions since the last meeting. The Board also reviewed various strategic alternatives, including Flexion’s standalone plan, a potential sale of the entire company or a potential sale of the ZILRETTA-only portion of Flexion’s business, as well as key considerations and potential benefits and risks associated with each alternative. Representatives of Lazard also provided a preliminary analysis of future revenue estimates, Flexion’s recent and historical stock price performance and potential values under different transaction structures.
Also on July 26, 2021, Pacira and its advisors were granted access to Flexion’s virtual data room, which included the Preliminary March 2021 Revenue Forecasts. The Preliminary March 2021 Revenue Forecasts were not approved by the Board for any purpose, including for Lazard’s analyses in connection with its opinion. Over the course of that week, Party A and Pacira and their respective advisors conducted due diligence investigations, which included multiple diligence meetings with members of Flexion’s senior management.
On July 28, 2021, at the direction of Flexion’s senior management, representatives of Lazard spoke with Mr. Ellis to discuss the potential strategic transaction, including timing.

On July 30, 2021, Flexion received a revised non-binding, written proposal from Party A to acquire Flexion for $7.75 per Share in cash, plus one contingent value right per Share, which would represent the right to receive one or more contingent payments up to $3.00 in the aggregate upon the achievement of specified commercial milestones for ZILRETTA. Party A’s July 30th proposal did not attribute any value to Flexion’s pipeline development programs and included a request for a 30-day exclusivity period.
On August 2, 2021, representatives of Lazard spoke with representatives of J.P. Morgan to discuss the potential strategic transaction. Later that day, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard reviewed the terms of Party A’s July 30th proposal, including the proposed consideration and structure of the proposed transaction, as well as an analysis of Flexion’s current and historical stock price. The Board discussed strategy and next steps, on-going analyses related to draft Projections, and further communications with Party A.
On August 6, 2021, Flexion entered into an engagement letter, as approved by the Board, with Goldman Sachs, as further described below under the caption “Item 5. Person/Assets Retained, Employed, Compensated or Used”.
On August 9, 2021, at the authorization of the Board, representatives of Lazard distributed first round process letters to six parties, including Party B, Party C, Party D and Pacira, which requested preliminary proposals by August 30th.
On August 13, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard provided an update with respect to recent discussions with potential counterparties. The Board discussed strategy and next steps, and the on-going valuation analyses, including continued development of draft Projections.
On August 25, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard provided an update with respect to the strategic process and discussed updated draft Projections prepared by members of Flexion’s senior management. Flexion’s senior management, along with representatives of Lazard, reviewed key assumptions that had been refined as compared to the Preliminary March 2021 Revenue Forecasts, including changes in the preliminary revenue assumptions, costs of goods sold, and research and development and sales, general and administrative expenses, among other matters. Representatives of Lazard then discussed the preliminary valuation analysis prepared based on such draft Projections, noting that the analysis focused on the calculation of intrinsic value using a discounted cash flow analysis, but also considered other valuation methodologies for reference purposes. Representatives of Lazard provided a preliminary, illustrative valuation bridge reflecting the changes between the Preliminary March 2021 Revenue Forecasts and the draft Projections discussed at the meeting. The Board provided initial feedback on the draft Projections and indicated that additional discussion by the Board was merited after such feedback was considered.
During the week of August 30, 2021, Flexion received a written, non-binding proposal to acquire all outstanding Shares of Flexion from each of (i) Party B, at $5.11 to 5.69 per Share in cash, (ii) Party C, at $8.00 per share in equity, (iii) Party D, at $7.00 per Share with a possible range of up to $8.00 per Share in a mix of cash and equity, and (iv) Pacira, at $7.50 per Share in cash, with an indication that Pacira was potentially willing to explore alternative forms of consideration, in each case, subject to the completion of due diligence and the negotiation and execution of definitive agreements.
On September 2, 2021, Dr. Clayman spoke with Party B’s Chief Executive Officer, to clarify details regarding Party B’s September 1st proposal. Later that day, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard provided an update with respect to recent discussions with potential counterparties and reviewed the proposals received from Party B, Party C, Party D and Pacira, individually and as compared to Party A’s July 30th proposal. The Board determined that all the proposals received at that point undervalued the Company and directed representatives of Lazard to contact the counterparties and convey that such proposals undervalued Flexion. The Board directed Lazard to inform Party A, Party C, Party D and Pacira that they would have until September 10th to submit improved proposals. Representatives of Lazard communicated the deadline to Party A, Party C, Party D and Pacira, but not Party B, who the Board determined was too far below the other parties to continue in the process. The Board also discussed Flexion’s on-going valuation analyses, including further development of draft Projections.
On September 4, 2021, representatives of Lazard provided feedback to representatives of Pacira regarding its written, non-binding proposal submitted on August 30th. The representatives of Lazard requested a higher per Share price and the inclusion of a CVR based on future sales of ZILRETTA.
On September 8, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard provided an update with respect to recent discussions with potential counterparties and timing for further transaction proposals. Representatives of Lazard and Flexion’s senior management reviewed management’s key updates to the draft Projections and a preliminary valuation analysis. The Board directed members of Flexion’s senior management to further revise the draft Projections and analysis based on the discussion and further input from the Board.
On September 10, 2021, the deadline communicated to the counterparties by Lazard, an updated, written, non-binding proposal to acquire all outstanding Shares of Flexion was received from each of (i) Party A, at $8.00 per Share in cash, plus one contingent value right per Share, which would represent the right to receive one or more contingent payments up to $6.00 in the aggregate upon the achievement of specified commercial milestones for ZILRETTA, (ii) Party C, at $8.00 per Share in equity of Party C, plus one contingent value right per Share, which would represent the right to receive one or more contingent payments up to $2.00 in equity of Party C in the aggregate upon the achievement of specified commercial milestones for ZILRETTA, (iii) Party D, at $7.50 per Share to be paid in a mix of cash and equity of Party D, plus one contingent value right per Share, which would represent the right to receive one or more contingent payments up to $1.50 in the aggregate to be paid in a mix of cash and equity of Party D upon the achievement of specified commercial milestones for ZILRETTA, and (iv) Pacira, at $8.00 per Share in cash, plus one contingent value right per Share, which would represent the right to receive a contingent payment of $1.50 if annual revenues of ZILRETTA exceeded $500.0 million on or prior to December 31, 2027, in each case, subject to the completion of due diligence and the negotiation and execution of definitive agreements. In addition, representatives of Party A indicated to Lazard that they would be willing to consider some contingent payments for FX201 and FX301. Furthermore, Lazard was informed that Party A would need to obtain third party financing in order to consummate the transaction.
On September 15, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard provided an update with respect to the strategic process, including the September 10th proposals received from each of Party A, Party C, Party D and Pacira. The Board discussed strategy with respect to further negotiations and discussions with potential counterparties that would be most likely to maximize value for the Company and its stockholders, including adjustments to the milestones to increase the likelihood such milestones would be achieved by the surviving entity.
On September 16, 2021, at the direction of the Board, representatives of Lazard spoke with representatives of Party A, Party C, Party D and Pacira regarding improving their respective proposals (including requests for such proposals to include (i) additional ZILRETTA revenue based milestones without deadlines for achievement and (ii) milestones related to regulatory approval for Flexion’s pipeline development programs), and delivering a markup of the draft merger agreement by September 30th, reflecting their best and final offer. Later that day, representatives of Lazard delivered the Company’s draft merger agreement to Party A and Party C. During discussions between representatives of J.P. Morgan and representatives of Lazard on September 16, 2021, representatives of J.P. Morgan indicated that they would need to confer with Pacira before confirming that Pacira would continue in the process. Accordingly, representatives of Lazard did not provide a draft merger agreement to Pacira that day. In addition, Party D’s September 10th proposal was the lowest proposal received and Party D indicated to Lazard that it had limited capacity to improve their proposal in any meaningful way. Accordingly, the representatives of Lazard did not provide a draft merger agreement to Party D.
On September 18 and 19, 2021, Mr. Mahaffy spoke with Mr. Stack, who conveyed to Mr. Mahaffy that Pacira was still interested in pursuing a strategic transaction with Flexion and requested additional due diligence access.

On September 19, 2021, representatives of Lazard spoke with representatives of J.P. Morgan, who conveyed that Pacira would not provide an updated proposal until they were able to conduct additional due diligence. Later that day, representatives of Lazard shared a process letter and draft merger agreement with representatives of J.P. Morgan and requested a non-binding written proposal and comments the draft merger agreement by September 30, 2021.
Also on September 19, 2021, representatives of Lazard spoke with representatives of Party A’s financial advisor, who noted that Party A would provide a revised draft of the merger agreement and updated proposal by September 22, 2021.
On September 21, 2021, representatives of Lazard spoke with the representatives of the financial advisor for Party C, who noted that Party C would not be able to provide a revised draft of the merger agreement or CVR agreement by the deadline. The representatives of the financial advisor for Party C also indicated to representatives of Lazard that Party C had substantially more additional work to complete and provided no suggestion that Party C would be able to arrive at an improved proposal.
On September 22, 2021, Dr. Clayman spoke with Mr. Stack to clarify details regarding Pacira’s September 10th proposal, including the proposed milestone payments and timing.
Also on September 22, 2021, representatives of Party A’s financial advisor sent a revised draft of the merger agreement to representatives of Lazard, with revisions that included: (i) a requirement that certain key stockholders of Flexion, including Flexion’s executive officers and directors, execute tender and support agreements simultaneously with the execution of the merger agreement, (ii) debt commitment and related Flexion cooperation covenants, and (iii) a termination fee of 4% of the equity value of Flexion in the event of certain terminations. Representatives of Party A’s financial advisor also provided a draft exclusivity agreement and a non-binding rider to Party A’s September 10th proposal reducing the commercial milestone targets for the contingent value rights relating to ZILRETTA sales.
From September 22 to September 23, 2021, representatives of Lazard spoke with representatives of J.P. Morgan multiple times regarding a potential strategic transaction. Representatives of Lazard noted Pacira was behind in the process and would need to improve their proposal and send a revised draft of the merger agreement and CVR agreement (a draft of which was provided to J.P. Morgan on September 22, 2021 by Lazard) as soon as possible to remain in contention.
On September 23, 2021, representatives of Cooley and representatives of outside legal counsel for Party A had a conference call to discuss the revised draft of the merger agreement provided by representatives of Party A’s financial advisor the prior day. Party A’s legal representatives confirmed at that time that Party A would need to obtain third party financing in order to complete the transaction.
Also on September 23, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard and Cooley provided an update with respect to the updated transaction proposals and discussions with potential counterparties and the terms of the draft merger agreement sent by Party A the prior day, including its financing conditionality. The Board analyzed and discussed updated valuation analyses in light of the ZILRETTA forecast and other commercial updates, the timing and likelihood of completing a transaction with any of the potential counterparties and opportunities to maximize stockholder value. The Board also reviewed strategy with respect to further negotiations with the counterparties with a view toward maximizing value for the Company and its stockholders. The Board then determined that Lazard should negotiate further with Pacira and Party A given their current proposals offered the greatest potential value and deal certainty.
Later that day, representatives of Party A’s financial advisor sent representatives of Lazard a further updated non-binding rider to Party A’s September 10th proposal, adding the potential for holders of contingent value rights to receive approximately 55% of any consideration received by Party A following the divestiture of any of Flexion’s pipeline development programs.
On September 23, 2021, representatives of Lazard contacted representatives of Pacira to indicate that Flexion had received a “transactable proposal”. Later that day, Mr. Clayman contacted Mr. Stack to inquire as to whether Pacira was planning to submit a proposal.

On September 24, 2021, Flexion sent a revised draft of the exclusivity agreement to Party A. Representatives of Cooley were also directed to provide a revised draft of the exclusivity agreement and an initial draft of the form of tender and support agreement to Party A’s outside legal counsel.
Also on September 24, 2021, Flexion received a revised non-binding proposal from Pacira to acquire Flexion for $8.25 per Share in cash, plus one contingent value right per Share, which would represent the right to receive one or more contingent payments up to $8.00 in the aggregate upon the achievement of specified commercial milestones for ZILRETTA and specified development milestones for Flexion’s pipeline development programs, in each case, if achieved prior to December 31, 2030, as further described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — CVR Agreement”. Pacira’s September 24th proposal was accompanied by a revised draft of the merger agreement, with revisions that included a termination fee of 4% of the equity value of Flexion in the event of certain terminations, a revised draft of the CVR Agreement and requested exclusivity to transact with Flexion through October 11, 2021.
On September 25, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard provided an update with respect to Party A’s September 23rd rider regarding contingent value rights and Pacira’s September 24th proposal. The Board analyzed and discussed the timing and likelihood of completing a transaction with the potential counterparties, the value of the proposed contingent value rights proposed by Pacira and Party A, the financing risk presented by each proposal and opportunities to further maximize value for Flexion’s stockholders. The Board directed Lazard to engage in further negotiations with each of Pacira and Party A. Following the Board meeting, representatives of Lazard spoke with representatives of each of Party A’s financial advisor and J.P. Morgan and requested their best and final proposal by noon on September 26, 2021, emphasizing the need to improve the upfront cash component of the bids. During the course of the day, Mr. Stack, representatives of Pacira, representatives of Flexion and representatives of Lazard discussed the bid and process.
Also on September 25, 2021, Dr. Clayman spoke to the Chief Executive Officer of Party A and Mr. Stack and reiterated Lazard’s message that each company provide their best and final proposal by noon on September 26, 2021. Later that day, Flexion received a revised, written non-binding proposal from Pacira to acquire Flexion for $8.50 per Share in cash, plus one contingent value right per Share, which would represent the right to receive one or more contingent payments up to $8.00 in the aggregate upon the achievement of specified commercial milestones for ZILRETTA and specified development milestones for Flexion’s pipeline development programs and otherwise on substantially similar terms to Pacira’s September 24th proposal. Pacira’s proposal noted that the transaction would not be subject to a financing condition. Pacira also provided a draft exclusivity agreement and noted that a failure by Flexion to accept Pacira’s September 25th proposal and enter into exclusivity by the end of the day would result in Pacira withdrawing its proposal and ending discussions with Flexion.
Later that day, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard provided an update with respect to Pacira’s September 25th proposal and its indication that it would withdraw its proposal and end discussions with Flexion if the proposal was not accepted by the end of the day. The Board further analyzed and discussed the relative value to Flexion stockholders between the alternative transaction proposals from Pacira and Party A, including an analysis of the value of the contingent payments in such proposals, as well as the financing risk presented by the Party A proposal. The analysis regarding the value of the contingent payments included an analysis of the probability of the specified milestones being achieved. Based on extensive discussion, it was the Board’s belief that (i) as a result of an active auction and negotiation process, Flexion had obtained Pacira’s best offer achievable, (ii) there was substantial risk of losing Pacira’s offer if Flexion prolonged the negotiation process or continued to pursue a higher price, either from Pacira or a third party, the achievement of which was highly uncertain, and (iii) subject to the possibility of receiving a superior proposal from Party A, based on the conversations and negotiations with Pacira and the other parties involved in the sales process, the Offer Price represented Pacira’s best and final offer and the highest price reasonably obtainable by Flexion and there was unlikely to be another acquiror of Flexion willing to pay a higher price. The Board also reflected on prior communications from Party A and representatives of Party A’s financial advisor that Party A had limited ability to improve its proposed upfront payment of

$8.00 per Share and that Party A would need to secure financing for any transaction, which the Board believed represented a significant risk to the certainty of Party A’s ability to execute on any potential improved proposal. The Board directed representatives of Lazard to convey to Party A that they would have until 8:00 p.m. Eastern Time that evening to submit their best and final proposal. Subject to receipt of a superior proposal from Party A by the stated deadline, the Board authorized Flexion’s senior management to execute an exclusivity agreement with Pacira under the terms presented at the meeting and directed Flexion’s senior management to finalize negotiations with respect to the merger agreement consistent with the material terms presented at the meeting.
Following the Board meeting, representatives of Lazard spoke with representatives of Party A’s financial advisor and requested their best and final proposal by 8:00 p.m. Eastern Time that evening. Representatives of Party A’s financial advisor conveyed that they would not be able to provide an updated proposal that evening but could provide an updated proposal by the next morning. The representatives of Party A’s financial advisor further conveyed that the upfront component in such proposal would, at most, be at $8.50 per Share in cash and only if the Party A board approved such a proposal, which could not be guaranteed, and that Party A would need approximately two to three weeks to arrange financing for the transaction. Party A did not provide a revised proposal by the stated deadline. Later that evening, Flexion and Pacira entered into an exclusivity agreement, with an exclusivity period lasting through October 11, 2021, as further described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Exclusivity Agreement”.
On September 27, 2021, representatives of Cooley provided representatives of Perkins Coie LLP, Pacira’s outside legal counsel (“Perkins Coie”), with a revised draft of the CVR Agreement.
On September 28, 2021, representatives of Cooley provided representatives of Perkins Coie with a further revised draft of the merger agreement and the CVR Agreement, with revisions to the draft merger agreement that included a termination fee of 2.8% of the equity value of Flexion in the event of certain terminations. From September 28th until the execution of the Merger Agreement on October 11, 2021, representatives of Cooley continued to negotiate the terms of the Merger Agreement, CVR Agreement and Support Agreement with Perkins Coie based on direction from the Board and Flexion senior management.
On September 30, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Members of Flexion’s senior management first presented the Projections, including projected ZILRETTA sales, and discussed with the Board updates with respect to Flexion’s business reflected in the draft Projections, as further described under the caption “— Financial Projections and Forecasts”. Representatives of Lazard then presented a valuation analysis of the Shares based in part upon the Projections. Following the discussion, the Board approved and adopted the Projections and valuation analysis as presented at the meeting and directed Lazard to use the Projections in connection with its financial analyses of the transaction. Representatives of Lazard also provided an update with respect to the transaction.
On October 2, 2021, at the request of Pacira, Cooley provided a draft form of tender and support agreement to Perkins Coie, pursuant to which Flexion’s directors and executive officers or certain of their affiliates would commit to tender their shares in the proposed transaction. The parties continued to negotiate the terms of the tender and support agreement through October 10, 2021, including with respect to the covenants of Flexion’s directors and executive officers or certain of their affiliates thereunder.
On October 8, 2021, Dr. Clayman and senior management of Pacira discussed and agreed to a resolution of certain outstanding key terms in the Merger Agreement, including a termination fee in the amount of 4% of equity value, which senior management of Pacira indicated was the lowest termination fee that the Pacira board would accept.
On October 10, 2021, the Board held a meeting with members of Flexion’s senior management, representatives of Lazard and representatives of Cooley. Representatives of Lazard updated the Board on the final negotiations and discussions with Pacira regarding the proposed definitive transaction documentation. Representatives of Cooley discussed certain legal matters with the Board, including the fiduciary duties of directors and the material provisions of the Merger Agreement, the CVR Agreement, and the Support Agreements. Also at this meeting, representatives of Lazard reviewed with the Board its financial analysis of the $8.50 per Share cash amount and the right to receive one or more contingent payments up to $8.00 in the aggregate upon the achievement of certain event-based milestones in the Offer and the Merger, taken together as an integrated transaction, pursuant to the Merger Agreement and the CVR Agreement. Thereafter, Lazard rendered an oral opinion, confirmed by delivery of a written opinion dated October 10, 2021, to the Board to the effect that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Offer Price to be paid to the holders of Shares (other than holders of Excluded Shares and Dissenting Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders. After carefully considering the proposed terms of the Transactions with Pacira, and taking into consideration the matters discussed during that meeting and prior meetings of the Board, as further described under the caption “— Reasons for Recommendation”, including the Board’s belief that (i) as a result of an active negotiating process, Flexion had obtained Pacira’s best offer, (ii) there was substantial risk of losing Pacira’s final offer if Flexion continued to pursue a higher price, (iii) based on the conversations and negotiations with Pacira, the Offer Price represented the highest price reasonably obtainable by Flexion, and (iv) there was unlikely to be another acquiror of Flexion willing to pay a higher price, the Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Flexion and its stockholders, (b) approved the execution, delivery and performance by Flexion of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) resolved that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, and (d) resolved to recommend that the stockholders of Flexion tender their Shares to Purchaser pursuant to the Offer.
Early in the morning, on October 11, 2021, Flexion and Pacira executed the Merger Agreement, and Pacira, Purchaser and Flexion’s directors and executive officers entered into Support Agreements. Later that day, Flexion and Pacira issued a joint press release announcing the transaction.
(ii) Reasons for Recommendation
The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. The Board has unanimously determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Flexion and its stockholders, and recommends, on behalf of Flexion, that Flexion’s stockholders tender their Shares pursuant to the Offer, for the following reasons:
•
Financial Terms of the Offer and Certainty of Value.   The Board considered the aggregate potential value and form of the consideration to be received in the Offer and the Merger by Flexion’s stockholders, and considered among other things:

•
the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that the Cash Amount to be received upon consummation of the Offer and the Merger represents (i) an approximately 47% premium over the last closing price per Share on October 8, 2021, the last full trading day before the public announcement of the execution of the Merger Agreement, and (ii) an approximately 41% premium over the volume-weighted average price of the Shares during the preceding thirty (30)-day trading period ending on October 8, 2021, the last full trading day before the public announcement of the execution of the Merger Agreement;

•
the fact that, in addition to the Cash Amount, Flexion’s stockholders will receive one CVR per Share, which provides Flexion’s stockholders an opportunity to realize additional value through additional cash payments to the extent that any Milestone set forth in the CVR Agreement is achieved on or prior to December 31, 2030;

•
the Board’s belief that the Milestones are reasonably achievable, taking into account the fact that Pacira must use commercially reasonable efforts to achieve the Milestones and the extensive experience and resources of Pacira in developing, obtaining regulatory approval of, and commercializing novel biopharmaceutical product candidates and the fact that Pacira’s sales and marketing functions already target many of the same healthcare providers that prescribe ZILRETTA;

•
the Board’s belief that (i) as a result of an active auction and negotiation process, Flexion had obtained Pacira’s best offer achievable, (ii) there was substantial risk of losing Pacira’s offer if Flexion continued to pursue a higher price, either from Pacira or a third party, the achievement of which was highly uncertain, and (iii) based on the conversations and negotiations with Pacira and the other parties involved in the sales process, as more fully described in the section captioned “Item 4. The Solicitation or Recommendation. — Background of the Merger”, as of October 10, 2021, the Offer Price represented Pacira’s best and final offer and the highest price reasonably obtainable by Flexion;

•
that, following the consideration of potential strategic alternatives, results of prior market checks and discussions with other industry participants (during which 21 different parties — excluding Pacira and Party A — were contacted or solicited as part of the sales process in an effort to obtain the best value reasonably available to Flexion stockholders, six parties entered into non-disclosure agreements and entered discussions and due diligence, five parties submitted non-binding offers, three parties proceeded to draft merger agreements, and two parties were involved in late-stage competing negotiations with respect to their offer prices prior to Flexion entering into an exclusivity agreement with Pacira), no such party was willing to move forward with Flexion regarding a potential transaction on terms that were, in the Board’s opinion, superior to the Pacira proposal and the Board’s belief that, if any third parties were interested in exploring a transaction with Flexion, such potential acquirers were contacted by Lazard or would have been motivated to approach Flexion;

•
the fact that the Cash Amount to be paid in the Offer and the Merger allows Flexion’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the risks and uncertainties associated with Flexion’s standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares;

•
that the actual operating and financial performance and prospects for Flexion could differ materially from the prospective information prepared by Flexion’s senior management team, which reflect various assumptions, as further described in “— Financial Projections and Forecasts”;

•
that the Supporting Stockholders that held, in the aggregate, approximately 4.4% of the voting power of the outstanding Shares as of October 11, 2021, entered into the Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements; and

•
the oral opinion of Lazard, subsequently confirmed in writing, rendered to the Board, to the effect that, as of October 10, 2021 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Lazard in preparing its opinion, as set forth therein, the Offer Price to be paid to the holders of Shares (other than the Excluded Shares and the Dissenting Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders (as more fully described in the section entitled “— Opinion of Lazard Frères and Co. LLC” ). The full text of the written opinion of Lazard, dated October 10, 2021, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, have been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•
Likelihood and Speed of Consummation of the Offer and Merger.   The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•
the financial strength of Pacira and its ability to fund the Offer Price with available cash, cash equivalents and short-term investments and later make the Milestone Payments;

•
the absence of any financing condition in the Merger Agreement;

•
the business reputation and capabilities of Pacira, including its ability to successfully commercialize novel pain therapies and drive commercial value through effective product life-cycle management, as well as its ability to conduct clinical development and obtain regulatory approval of product candidates;

•
the likelihood of obtaining required regulatory approvals of the Transactions;

•
the limited nature of the conditions to Pacira’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” that includes COVID-19 related exceptions and excludes Flexion’s financial performance, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 11 (The Transaction Agreements) of the Offer to Purchase;

•
the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined below under “Item 8. Additional Information — Stockholder Approval Not Required”), which condition cannot be changed, modified or waived without the prior written consent of Flexion; and

•
the structure of the transaction as a tender offer with an upfront cash component for all outstanding Shares, with the expected result that a relatively short period would elapse before Flexion’s stockholders receive the Offer Price, reducing the period of uncertainty during the pendency of the transactions on stockholders, employees and customers, followed by the Merger under Section 251(h) of the DGCL, which would not require a meeting of stockholders or stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•
Opportunity to Receive Unsolicited Alternative Proposals and Terminate the Merger Agreement in Order to Accept a Superior Offer.   The Board considered the following:

•
Flexion’s right, subject to certain conditions set forth in the Merger Agreement, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•
the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited Superior Offer (as defined in the Merger Agreement), subject to payment of a termination fee of $18,000,000 (the “Termination Fee”), which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, the Company’s discussions with and receipt of proposals from other potential purchasers prior to entering into the Merger Agreement and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•
the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Flexion’s stockholders tender their Shares to Pacira pursuant to the Offer in certain circumstances set forth in the Merger Agreement, including in connection with a Superior Offer or a material event or development constituting a change in circumstances, subject to certain conditions and payment of the Termination Fee.

•
Risks Relating to Remaining a Standalone Company.   The Board considered Flexion’s prospects and risks if Flexion were to remain an independent company. The Board considered Flexion’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on Flexion’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Board were:

•
the belief that Flexion’s strategic alternatives, including continuing as a standalone company, were not reasonably likely to create greater value for Flexion’s stockholders than the Merger, taking into account, among other variables, (i) execution risks with respect to Flexion’s business plan, (ii) business, competitive, industry and market risks, particularly those in the pharmaceutical industry more generally, (iii) risks resulting from challenges to Flexion’s ability at present to meaningfully participate as an active acquirer of additional companies, products or technologies, while competitors with better access to capital may foreclose future opportunities for growth by acquisition, (iv) risks that Flexion may not be able to achieve profitability, (v) risks involved with future employee retention, (vi) risks around whether the public market will appropriately value Flexion’s pipeline programs, (vii) risks associated with Flexion achieving internal sales projections, which are highly dependent on the successful launch of new sales and marketing initiatives and the penetration into large orthopedic practices, (viii) risks associated with manufacturing challenges and end user rebate program modifications, (ix) the risks associated with product development, regulatory approval and commercialization described below under “— Product Development and Commercialization Risks” and (x) the fact that Flexion’s research analyst coverage and trading volumes had diminished over time and the risk that these factors could adversely impact future stock performance;
•
risks and uncertainties associated with the commercialization of ZILRETTA, Flexion’s only commercial product, including an expected decrease in net sales of ZILRETTA for the third quarter of 2021 as reported by Flexion;

•
risks and uncertainties associated with Flexion’s ability to execute on life cycle management activities for ZILRETTA such as those intended to improve the product labeling, including any study or studies to remove the limitation of use and/or expand indications;

•
risks and uncertainties associated with an increasing number of third-party payer restrictions;

•
risks relating to Flexion’s ability to obtain and maintain patent coverage for ZILRETTA and future product candidates, including risks related to patent infringement lawsuits, re-examinations and the risk of generic products competing with any products marketed by Flexion;

•
the various additional risks and uncertainties that are set forth in Part I, Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021, as updated by our subsequent filings with the SEC; and

•
risks and uncertainties associated with macroeconomic conditions (as more fully described below), including the COVID-19 pandemic and related variants, and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares:

•
the uncertainty related to the spread of the COVID-19 pandemic and the potential consequences of such pandemic on the financial markets and Flexion’s current and future business and operations; which has included delays of Flexion’s ongoing clinical trial for FX201 and the termination of the Phase 2 trial evaluating the efficacy of ZILRETTA in patients with shoulder osteoarthritis and adhesive capsulitis, and may include decreases and delays in supplier, vendor and collaboration partner interactions as a result of government and other restrictions; delays in interactions with and responses from governmental authorities; further delays in clinical trials, disruptions in the operations of third-party manufacturers, clinical research organizations, licensing partners and other third parties upon whom Flexion relies, the availability or cost of materials, which could damage Flexion’s supply chain or otherwise limit its ability to obtain sufficient commercial supplies of ZILRETTA or clinical supplies of Flexion’s drug candidates; and

•
the current state of the U.S. and global economies, including the increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the pharmaceutical industry and Flexion’s commercial operations related to its sales of ZILRETTA, and the future commercialization efforts required if any of Flexion’s other product candidates are approved for sale, including the numerous risks, costs and uncertainties associated with research, development and commercialization of Flexion’s pipeline programs, all of which risks are enhanced by the COVID-19 pandemic and may remain present following the resolution of the COVID-19 pandemic.

•
Product Development and Commercialization Risks.   The Board considered Flexion’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in Flexion’s business, including:

•
the fact that Flexion’s only commercialized product to date is ZILRETTA, and the fact that the two other drug candidates in Flexion’s pipeline, FX201 and FX301, may never successfully complete clinical development and be approved for marketing by the FDA or by any similar

non-U.S. regulatory body, and the risks and costs inherent in the research, development, regulatory review and potential future commercialization of these drug candidates;
•
risk in the ability to make and collect milestones, royalty or other payments to be paid or received by Flexion, under any license or collaboration agreements;

•
the reliance on third parties to conduct clinical trials and the risks and costs of hiring additional personnel as Flexion’s pre-commercial and clinical activities increase;

•
the risks and costs to Flexion of expanding its sales, marketing and distribution infrastructure; and

•
risks and potential delays relating to the manufacturing and supply of ZILRETTA and Flexion’s product candidates, including Flexion’s reliance on third party suppliers.

In addition to the foregoing, the Board considered Pacira’s significant resources, commitment to research and development and track record of successfully developing, obtaining regulatory approval for, and commercializing novel drug candidates for pain indications.
•
Future Funding.   The Board took into consideration that as a standalone company and in light of its expenses and ZILRETTA revenues, Flexion may need to seek additional funding through future equity, royalty and/or debt financings or additional collaborations or strategic partnerships, and any such fundraising could have a highly dilutive effect on Flexion’s existing stockholders, could require Flexion to enter into restrictive covenants, might only be available on unfavorable terms, or might not be available at all.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:
•
the fact that the pendency of the Offer and the Merger may cause Flexion to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Flexion and the effect of such disruptions on Flexion’s operating results in the event that the Transactions are not consummated in a timely manner or at all;

•
the fact that the Cash Amount, while providing relative certainty of value, would not allow Flexion’s stockholders to participate in the possible growth and potential future earnings of Flexion following the completion of the Transactions, except to the extent Milestone Payments are made pursuant to the CVR Agreement;

•
the fact that the Milestones may not be achieved at all or during the period required by the CVR Agreement for Flexion’s stockholders to receive the Milestone Payments;

•
the potential risk of diverting management attention and resources from the operation of Flexion’s business and towards completion of the Offer and the Merger;

•
the interests of Flexion’s executive officers and directors and the fact that Flexion’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Flexion’s stockholders, generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Flexion and its Executive Officers, Directors and Affiliates” above;

•
the costs involved in connection with entering into and completing the Transactions and related actions;

•
the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a Superior Offer) on:

•
the trading price of the Shares, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Flexion, (ii) the possibility that the marketplace would consider

Flexion to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;
•
Flexion’s ability to attract and retain key personnel and other employees;

•
Flexion’s relationships with its employees, vendors and partners and others that do business or may do business in the future with Flexion, including management and certain other employees who will have expended considerable time and effort to consummate the Transactions; and

•
Flexion’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•
the effect of the non-solicitation provisions of the Merger Agreement that restrict Flexion’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Flexion, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Flexion will be required to pay the Termination Fee, which could discourage certain alternative proposals for an acquisition of Flexion within 12 months of the date of termination of the Merger Agreement or adversely affect the price that might be proposed by a third party;

•
the unlikely possibility that Pacira will be unable to pay the Offer Price;

•
the risk of litigation arising in respect of the Merger Agreement and the Transactions;

•
the fact that the gain realized by Flexion’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•
the effect of the restrictions in the Merger Agreement on the conduct of Flexion’s business prior to the consummation of the Merger, which may delay or prevent Flexion from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Flexion would otherwise take with respect to the operations of Flexion absent the pending Merger; and

•
other risks of the type and nature as further described below in the section captioned “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” below.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Flexion and its stockholders, (ii) approved the execution, delivery and performance by Flexion of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, and (iv) resolved to recommend that the stockholders of Flexion tender their Shares to Purchaser pursuant to the Offer.
The foregoing discussion of the Board’s reasons for its recommendation that Flexion’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Flexion’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Flexion’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.
(iii) Financial Projections and Forecasts
Flexion does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to, among other things, the inherent unpredictability, uncertainty and subjectivity of the underlying assumptions and projections.

However, in connection with the review of potential strategic alternatives, including Flexion’s evaluation of the Merger, Flexion’s senior management, at the direction of the Board, prepared unaudited, long-range financial projections (collectively, the “Projections”).
Flexion’s senior management provided the Projections to the Board and Lazard and, consistent with the view of Flexion’s senior management that the Projections then reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of Flexion on a risk adjusted basis, the Board directed Lazard to use the Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses. The Projections were not provided to Pacira or Purchaser in connection with their evaluation of the Transactions. The Preliminary March 2021 Revenue Forecasts were not approved by the Board for any purpose, including for Lazard’s analyses in connection with its opinion, but were provided to Pacira, Party A, Party B, Party C and Party D.
The Projections and the Preliminary March 2021 Revenue Forecasts were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has not examined, reviewed, compiled or otherwise applied procedures to the Projections and the Preliminary March 2021 Revenue Forecasts and, accordingly, assumes no responsibility for, and expresses no opinion on, them. The Projections and the Preliminary March 2021 Revenue Forecasts included in this Schedule 14D-9 have been prepared by, and are the responsibility of, Flexion’s senior management. The non-GAAP financial measures used in the Projections were relied upon by the Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Board for use by Lazard in connection with its financial analysis and opinion, as described under “— Opinion of Lazard Frères and Co. LLC.” While Flexion believes that such non-GAAP financial measures provide useful supplemental information in analyzing Flexion’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by Flexion may not be directly comparable to similarly titled measures used by other companies, including Pacira, and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Lazard in connection with the Transactions or in connection with its financial analysis and opinion, as described under “— Opinion of Lazard Frères and Co. LLC.” Accordingly, Flexion has not provided a reconciliation of the financial measures included in the Projections and the Preliminary March 2021 Revenue Forecasts to the relevant GAAP financial measures. The Projections and the Preliminary March 2021 Revenue Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.
In preparing the Projections, senior management assumed that (i) the net price of ZILRETTA would increase by 1.5% year-over-year from 2022 to 2026 and then no longer increase thereafter, (ii) a loss of patent exclusivity over ZILRETTA in 2031 would result in a decline of 17% in revenue from ZILRETTA, (iii) FX301 would launch in 2027, (iv) FX201 would launch in 2029, and (v) for the potential launch of ZILRETTA in shoulder osteoarthritis in 2025.
The Projections and the Preliminary March 2021 Revenue Forecasts reflect judgments, estimates and assumptions made by Flexion’s senior management with respect to, among other things, industry performance, general business, economic, competitive, regulatory, other market and financial conditions and other future events, as well as matters specific to Flexion’s business, all of which are difficult to predict and many of which are beyond Flexion’s control. As such, the Projections and the Preliminary March 2021 Revenue Forecasts constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, including the factors described under “Cautionary Note Regarding Forward-Looking Statements.” However, the inclusion of such information in this Schedule 14D-9 should not be regarded as an indication that any party considered, or now considers, the Projections and the Preliminary March 2021 Revenue Forecasts to be a reliable prediction of future results. The Projections and the Preliminary March 2021 Revenue Forecasts are subjective in many respects and are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. In particular, the Projections and the Preliminary March 2021 Revenue Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. As a result, Flexion cannot assure you that the estimates and assumptions made in preparing the Projections and the Preliminary March 2021 Revenue Forecasts will prove accurate, that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. Because the Projections and the Preliminary March 2021 Revenue Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Flexion’s business and its results of operations. The Projections and the Preliminary March 2021 Revenue Forecasts also reflect assumptions as to business decisions that are subject to change. Modeling and forecasting the future in the pharmaceutical industry is, in particular, a highly speculative endeavor.
The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Flexion in our public filings with the SEC. Some or all of the assumptions that have been made regarding, among other things, the occurrence or the timing of certain events or impacts may have changed since the date the Projections were prepared. The Projections were developed by Flexion’s senior management on a standalone basis without giving effect to the Merger and Transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to the Transactions or any changes to operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.
The Projections and the Preliminary March 2021 Revenue Forecasts further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
The Projections and the Preliminary March 2021 Revenue Forecasts do not, and were not intended to, act as public guidance regarding our financial performance. The inclusion of the Projections and the Preliminary March 2021 Revenue Forecasts should not be regarded as an indication that Flexion or anyone who received the Projections and the Preliminary March 2021 Revenue Forecasts then considered, or now considers, the Projections and the Preliminary March 2021 Revenue Forecasts to be necessarily predictive of actual future events, and this information should not be relied upon as such. Flexion’s senior management views the Projections and the Preliminary March 2021 Revenue Forecasts as being subject to inherent risks and uncertainties associated with such long-range projections. No one has made or makes any representation to any stockholder regarding the information included in the Projections or the Preliminary March 2021 Revenue Forecasts set forth below. We have made no representation to Pacira or Purchaser in the Merger Agreement concerning the Projections or the Preliminary March 2021 Revenue Forecasts.
The information set forth below in the Projections is included solely because it was made available to the Board and to Lazard for use in connection with its financial analysis, as described under “— Opinion of Lazard Frères and Co. LLC”, while the information set forth below in the Preliminary March 2021 Revenue Forecasts is included solely because it was made available to Pacira and such information is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.
Except to the extent required by applicable federal securities laws, we do not intend, and expressly disclaim any responsibility, to update or otherwise revise the Projections or the Preliminary March 2021 Revenue Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections or the Preliminary March 2021 Revenue Forecasts are shown to be in error or no longer appropriate. In light of the foregoing factors and the uncertainties inherent in the Projections and the Preliminary March 2021 Revenue Forecasts, stockholders are cautioned not to place undue reliance on the Projections or the Preliminary March 2021 Revenue Forecasts included in this Schedule 14D-9.

The following table sets forth the Projections:
	Fiscal Year Ending December 31,
($ millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Total Revenue	$106	$125	$153	$192	$239	$282	$332	$386	$434	$486	$546
Gross Profit	$88	$106	$130	$163	$203	$240	$282	$328	$369	$413	$464
EBIT(1)	$(88)	$(48)	$(23)	$(8)	$24	$49	$95	$139	$175	$211	$249
Unlevered Free Cash Flow(2)	$(89)	$(65)	$(34)	$(12)	$18	$44	$90	$128	$161	$196	$208

(1)
EBIT (i.e., earnings before interest and taxes), a non-GAAP financial measure, refers to Flexion’s risk adjusted gross profit for ZILRETTA and FX301 less cost of goods sold, less total operating expenses (including research and development expense, and selling, general and administrative expense), plus FX201 worldwide royalties and milestones, plus FX301 ex-U.S. royalties and milestones, and less certain royalty payments to Xenon Pharmaceuticals, Inc. and Teva Pharmaceuticals International GmbH.

(2)
Unlevered free cash flow, a non-GAAP financial measure, is defined as EBIT, less taxes, plus depreciation and amortization, less capital expenditures and less changes in net working capital.

The Preliminary March 2021 Revenue Forecasts are as follows:
	Fiscal Year Ending December 31,
($ millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Base Case Revenue	$125.0	$167.0	$213.3	$256.1	$297.8	$340.3	$381.4	$423.6	$465.8	$507.9	$553.9
Boost Case Revenue	$125.0	$167.0	$219.4	$285.6	$362.7	$442.7	$522.1	$603.5	$685.8	$768.9	$861.2
The Preliminary March 2021 Revenue Forecasts assumed that revenue growth would accelerate in the near term due to growth of ZILRETTA sales for the treatment of osteoarthritis knee pain (for which ZILRETTA is currently approved in the U.S.) and expansion into the treatment of osteoarthritis shoulder pain. The Preliminary March 2021 Revenue Forecasts included both a base case and boost case. The Preliminary March 2021 Revenue Forecasts were based on the market research studies and high-level guidance from Flexion senior management and were reviewed, but not approved, by the Board. The base case assumed: (i) ZILRETTA peak sales of $545 million; (ii) a net sales price per vial of ZILRETTA of $468 through 2030; (iii) 100% probability of ZILRETTA commercial revenue success; and (iv) an FX201 commercial launch in 2029 and an FX301 commercial launch in 2026. In addition to the foregoing, the boost case assumed: (i) future real-world data on patient and physician experiences with ZILRETTA from a knee osteoarthritis patient registry study; (ii) a successful randomized controlled trial to support removal of the limitation of use in the ZILRETTA product label that could drive an increase in ZILRETTA sales; and (iii) future approval of an expanded label for ZILRETTA for the treatment of osteoarthritis shoulder pain.
(iv) Opinion of Lazard Frères and Co. LLC
Flexion retained Lazard to provide it with financial advisory services and to render to the Board a fairness opinion in connection with the Offer and the Merger. Lazard delivered its oral opinion to the Board on October 10, 2021, which opinion was subsequently confirmed in a written opinion of the same date, that, as of October 10, 2021 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Offer Price to be paid to the holders of Shares (other than Shares held (i) by Flexion or any of its subsidiaries (including any held in Flexion’s treasury) or by Pacira or Purchaser or any other direct or indirect wholly owned subsidiary of Pacira or (ii) by any Flexion stockholders who properly exercise and perfect their appraisal rights under Delaware law with respect to such Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders.
The full text of the written opinion of Lazard, dated October 10, 2021, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex I and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, and Flexion’s stockholders are encouraged to read the opinion carefully and in its entirety.

Lazard’s engagement and its opinion were for the benefit of the Board (in its capacity as such) and its opinion was rendered to the Board in connection with its evaluation of the Offer and the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to the holders of Shares (other than Shares held (i) by Flexion or any of its subsidiaries (including any held in Flexion’s treasury) or by Pacira or Purchaser or any other direct or indirect wholly owned subsidiary of Pacira or (ii) by any Flexion stockholders who properly exercise and perfect their appraisal rights under Delaware law with respect to such Shares) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard’s opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating thereto.
Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of, October 10, 2021. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after such date. Lazard noted that the current volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on Flexion, and Lazard did not express an opinion as to the effects of such volatility or such disruption on Flexion. Lazard did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Offer and the Merger. Lazard’s opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which Flexion might engage or the merits of the underlying decision by Flexion to engage in the Offer and the Merger.
In connection with its opinion, Lazard:
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reviewed the financial terms and conditions of a draft, dated October 9, 2021, of the Merger Agreement;

•
reviewed the financial terms and conditions of a draft, dated October 9, 2021, of the CVR Agreement;

•
reviewed certain publicly available historical business and financial information relating to Flexion;

•
reviewed various financial forecasts and other data provided to it by Flexion relating to the business of Flexion;

•
held discussions with members of the senior management of Flexion with respect to the businesses and prospects of Flexion;

•
reviewed public information with respect to certain other companies in lines of business Lazard believed to be comparable in certain respects to the business of Flexion;

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reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be comparable in certain respects to the business of Flexion;

•
reviewed historical stock prices and trading volumes of the Shares; and

•
conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Flexion or concerning the solvency or fair value of Flexion, and Lazard was not furnished with any such valuation or appraisal. Flexion advised Lazard that the Projections, which are summarized in the section entitled “— Financial Projections and Forecasts”, represented the best available estimates and judgments as to the future financial performance of Flexion. Accordingly, for purposes of Lazard’s analyses in connection with its opinion, Flexion directed Lazard to utilize the Projections, which Lazard assumed, with the consent of Flexion, were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of Flexion. Lazard relied, with the consent of Flexion, on the assessments of Flexion as to the validity of, and risks associated with, the product candidates of Flexion (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions. Lazard also noted that, due to the unique nature of the business of Flexion, Lazard did not believe that the results of the comparable companies analysis or precedent transactions analyses were meaningful for purposes of its opinion.
In rendering its opinion, Lazard assumed, with the consent of Flexion, that the Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of Flexion advised Lazard, and Lazard assumed, that the Merger Agreement and the CVR Agreement, when executed, will conform to the drafts reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Flexion, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger will not have an adverse effect on Flexion or the Offer and the Merger. In addition, Lazard assumed, at Flexion’s direction, that the Milestones set forth in the CVR Agreement will be achieved in amounts consistent with the financial forecasts utilized by Lazard in connection with its opinion and that the related CVR payments will be made in accordance with the CVR Agreement, and Lazard analyzed the value of the CVR based on the net present value of such payments. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Flexion obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified therein) of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger (including, without limitation, the Support Agreements entered into between Pacira and certain holders of Shares), the form or terms of the CVR with respect to transferability, illiquidity or otherwise, any agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the Offer Price or otherwise.
Summary of Lazard’s Financial Analyses
The following is a summary of the material financial analyses reviewed with the Board in connection with Lazard’s opinion, dated October 10, 2021. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.
In arriving at its opinion, Lazard did not draw in isolation conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Considering selected portions of its analyses and reviews in the summary set forth below, without considering its analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.
For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Flexion. No company, business or transaction considered in Lazard’s analyses and reviews is identical to Flexion or the Offer and the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of its analyses and reviews, including the methodologies and assumptions underlying its analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.
Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 8, 2021 and is not necessarily indicative of current market conditions.
Financial Analyses
Analysis of Consideration
Lazard conducted an analysis of the Offer Price to be paid to the holders of Shares (other than Shares held (i) by Flexion or any of its subsidiaries (including any held in Flexion’s treasury) or by Pacira or Purchaser or any other direct or indirect wholly owned subsidiary of Pacira or (ii) by any Flexion stockholders who properly exercise and perfect their appraisal rights under Delaware law with respect to such Shares) pursuant to the Merger Agreement and the CVR Agreement. The Offer Price is equal to, on a per Share basis, $8.50 in cash as upfront consideration and up to $8.00 in cash upon achievement of the Milestones, as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — CVR Agreement”. There is no guarantee that the conditions triggering any or all of the Milestone Payments will be satisfied or, if triggered, when such conditions will be satisfied.
Lazard calculated the risk-adjusted and probability adjusted net present value (“NPV”) of the CVR based upon the revenue forecast and pipeline development timeline set forth in the Management Cast Forecasts. For purposes of this analysis, Lazard utilized a discount rate of 6.0%, based on Lazard’s estimate of Pacira’s cost of debt, to calculate the risk-adjusted and probability-adjusted NPV of potential payments pursuant to the CVR as of December 31, 2021. This resulted in a risk-adjusted and probability adjusted NPV of $2.72 per CVR and, together with the upfront consideration of $8.50, an implied per Share equity value of $11.22.
Discounted Cash Flow Analysis
Using the Projections, which are summarized in the section entitled “— Financial Projections and Forecasts”, Lazard performed a discounted cash flow analysis of Flexion.
A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.
Based on the Projections, Lazard performed a discounted cash flow analysis of Flexion based on the present value of forecasted unlevered, after-tax free cash flows for fiscal years 2022 through 2042, with no terminal value. Lazard discounted the unlevered, after-tax free cash flows to December 31, 2021 using discount rates ranging from 9.0% to 11.0%, which were chosen by Lazard based upon its analysis of Flexion’s weighted average cost of capital. Based upon the foregoing, Lazard calculated implied enterprise value and equity value reference ranges for Flexion, resulting in an implied aggregate equity value for Flexion of $550 million to $680 million and an implied per Share equity value reference range of $7.20 to $9.60. Lazard compared this range to the implied per Share equity value of $11.22, calculated based on the upfront consideration of $8.50 per Share and the combined upfront and risk-adjusted and probability-adjusted NPV of $2.72 per CVR, as described under “— Analysis of Consideration” above.

Other Analyses
The analyses and data described below were presented to the Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.
Selected Precedent Transactions Analysis
Using public filings and other publicly available information, Lazard reviewed and analyzed selected precedent transactions involving biopharmaceutical companies that Lazard viewed as generally relevant in evaluating the Offer and the Merger. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Offer and the Merger.
Specifically, Lazard reviewed and analyzed the following precedent transactions involving filed or commercial-stage companies focused on pain management announced since January 1, 2014 with total enterprise values less than $1.5 billion:
Announcement Date	Acquiror	Target
March 2019	Pacira BioSciences, Inc.	MyoScience, Inc.
April 2017	Gurnet Point L.P.	Innocoll Holdings plc
July 2014	ProStrakan Group plc	Archimedes Pharma Limited
February 2014	Mallinckrodt plc	Cadence Pharmaceuticals, Inc.
January 2014	Teva Pharmaceuticals Industries Ltd.	NuPathe Inc.
Using data regarding the precedent transactions and the target companies available from public filings and other publicly available information, Lazard examined the selected transactions with respect to the transaction value, as a multiple of the target company’s three-year forward revenues (which are referred to in this section as “EV/FY+3 Revenue”), as reflected in publicly available consensus estimates at the time of the transaction announcement. The results of this analysis are as follows:
EV/FY+3 Revenue
75th Percentile	5.8x
Median	3.7x
Mean	4.0x
25th Percentile	2.7x
Using its professional judgment and experience, Lazard then applied a range of EV/FY+3 Revenue multiples for the selected precedent transactions based on the 25th percentile and 75th percentile of EV/FY+3 Revenue multiples, which ranged from 2.7x to 5.8x, to Flexion’s estimated revenues for 2023 under the Projections. The results of this analysis implied an equity value per Share range of $4.60 to $13.60.
Lazard noted there have been a limited number of recent acquisitions of companies focused on pain management and that given the relative timeframe of these transactions in relation to product launch and the smaller commercial opportunity associated with these products, these precedent transactions were considered for reference purposes only and not as a component of the fairness analysis.
Selected Public Companies Analysis
Using public filings and data sources, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded commercial stage specialty biopharmaceutical companies, the operations of which, for reference purposes only, Lazard believed, based on its experience with companies in the biopharmaceutical industry and its professional judgment, to be generally relevant in analyzing Flexion’s operations for purposes of this analysis. Lazard compared such information for the selected comparable companies to the corresponding information for Flexion.

The commercial stage specialty biopharmaceutical companies selected by Lazard for this analysis were as follows:
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Harmony Biosciences Holdings, Inc.

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Amarin Corporation plc

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Vanda Pharmaceuticals Inc.

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Catalyst Pharmaceuticals, Inc.

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Rigel Pharmaceuticals, Inc.

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Intercept Pharmaceuticals, Inc.

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Biodelivery Sciences International, Inc.

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Evolus, Inc.

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Esperion Therapeutics, Inc.

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Adamas Pharmaceuticals, Inc.

Lazard selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of Flexion. However, none of the selected companies is identical to Flexion and certain of these companies may have characteristics that are materially different from those of Flexion. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offer and the Merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Flexion and the selected companies that could affect the public trading values of each company are also relevant.
For each of the selected companies above, Lazard calculated the enterprise value of the selected company (calculated as the market capitalization, taking into account in-the-money options and other equity awards and convertible securities, plus the book value of debt and preferred equity, less cash and cash equivalents and short term investments, plus book value of minority interests) as of October 8, 2021, as a multiple of the revenue estimates for 2023 from FactSet Research Systems and public filings, referred to in this section as “EV/2023 Revenue.” The results of this analysis are as follows:
EV/2023 Revenue
75th Percentile	2.4x
Median	2.0x
Mean	1.9x
25th Percentile	1.5x
Using its professional judgment and experience, Lazard then applied a range of multiples of estimated EV/2023 Revenues, based on the 25th percentile and 75th percentile of the estimated EV/2023 Revenue for the selected companies of 1.5x and 2.4x, respectively, to Flexion’s estimated probability-adjusted revenues for 2023 under the Projections. The results of this analysis implied an equity value per Share range of $0.95 to $3.50.
Lazard noted that given the lack of comparable companies exposed to the same end markets dynamics as Flexion in the osteoarthritis pain space, the comparable companies analysis was considered for reference purposes only and not as a component of the fairness analysis.
Premia Paid Analysis
Using information from public filings and other publicly available information, Lazard analyzed the premia paid (based on the consideration payable at the closing of the selected transaction but excluding contingent value rights) for acquisitions of commercial stage biopharmaceutical companies announced since January 1, 2018. For each of the selected transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s 1-day unaffected per-share price.
Based on its professional judgment and experience, Lazard then applied the 25th percentile and 75th percentile 1-day unaffected per-share price premia for the selected target companies of approximately 57% and 138%, respectively, to the 1-day unaffected price per Share of $5.78 to calculate an implied equity value per Share range of $9.10 to $13.75.
Research Analyst Price Targets
Lazard reviewed selected equity research analyst price targets based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $6.00 per Share to $25.00 per Share.
52-Week Trading Range
Lazard reviewed the range of trading prices of the Shares for the 52 weeks ended October 8, 2021. Lazard observed that, during this period, the daily closing prices of Shares ranged from $4.40 per Share (on August 19, 2021) to $13.43 per Share (on October 15, 2020).
Miscellaneous
In connection with Lazard’s services as financial advisor, Flexion agreed to pay Lazard an aggregate fee equal to $7.3 million, $1.0 million of which was payable upon the rendering of Lazard’s opinion and the remainder of which is contingent upon the consummation of the Offer and the Merger. In the event that Milestone Payments under the CVR are paid to Flexion stockholders, Lazard would be entitled receive up to an additional $5.4 million. In addition, Flexion agreed to reimburse certain of Lazard’s expenses incurred in connection with, and to indemnify Lazard against certain liabilities arising out of, Lazard’s engagement.
Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the two-year period prior to the date of Lazard’s opinion, other than this engagement, Lazard has not been engaged to provide financial advisory or other services to Flexion or Pacira and Lazard has not received any compensation from Flexion or Pacira during this period. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Flexion and Pacira for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Flexion, Pacira and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.
Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Flexion because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in particular, as an advisor to companies in the healthcare sector, as well as its familiarity with the business of Flexion.
Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Board in connection with, the provision of its opinion to the Board as to the fairness, from a financial point of view, to the holders of Shares (other than Shares held (i) by Flexion or any of its subsidiaries (including any held in Flexion’s treasury) or by Pacira or Purchaser or any other direct or indirect wholly owned subsidiary of Pacira or (ii) by any Flexion stockholders who properly exercise and perfect their appraisal rights under Delaware law with respect to such Shares) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. Lazard’s opinion was one of many factors considered by the Board, as discussed further in the section entitled “— Reasons for Recommendation”.

Lazard expressly consented to the attachment of its written opinion as Annex II to this Schedule 14D-9. The written opinion will be available for any interested stockholder of the Company (or any representative of a stockholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during regular business hours.
(v) Intent to Tender
As of October 15, 2021, our directors and executive officers, as a group, beneficially owned 3,768,900 Shares or 4.4% of the outstanding Shares (which, for clarity, includes Shares of Flexion issuable upon the exercise of outstanding Company Options that were exercisable or exercisable within 60 days of October 15, 2021 and the settlement of Company RSUs that are or may become eligible for settlement within 60 days of October 15, 2021 in the ordinary course, but, with respect to Company Options, may not necessarily be eligible for the treatment of Company Options described in “Item 2. Identity and Background of Filing Person”, depending on the exercise price of such Company Options and/or the Option Reference Price). To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, in accordance with the Support Agreements, all Shares held of record and beneficially by such persons immediately prior to the Offer Acceptance Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5. Person/Assets Retained, Employed, Compensated or Used.
Pursuant to Lazard’s engagement letter with Flexion, Flexion retained Lazard as its financial advisor in connection with the Offer and the Merger and to render Lazard’s opinion to the Board referred to in “Item 4. The Solicitation or Recommendation” above. Lazard’s opinion to the Board does not constitute a recommendation to any stockholder of Flexion as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should act on any matter relating to the Offer or the Merger. In connection with Lazard’s services as a financial advisor to Flexion, Flexion has agreed to pay Lazard an aggregate fee of approximately $7,300,000, $1,000,000 of which was payable upon the rendering of Lazard’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Flexion has agreed to reimburse certain of Lazard’s expenses arising, and to indemnify Lazard against certain liabilities that may arise, out of Lazard’s engagement.
Pursuant to Goldman Sachs’ engagement letter with Flexion, Flexion retained Goldman Sachs as its financial advisor in connection with the Offer and the Merger. Flexion has agreed to pay Goldman Sachs an aggregate fee of $1,000,000.
Item 6. Interest in Securities of the Subject Company.
No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.
Item 7. Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 or as incorporated by refence herein (including the exhibits hereto), Flexion is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Flexion’s securities by Flexion, Flexion’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Flexion or Flexion’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Flexion or any subsidiary of Flexion, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Flexion.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (The Transaction Agreements) of the Offer to Purchase.

The information set forth in Section 11 (The Transaction Agreements) and Section 12 (Purpose of the Offer; Plans for Flexion) of the Offer to Purchase is incorporated herein by reference.
Item 8. Additional Information.
Golden Parachute Compensation
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Flexion and its Executive Officers, Directors and Affiliates — Golden Parachute Compensation” above.
Conditions to the Offer
The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required
On October 10, 2021, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Flexion and its stockholders, (ii) approved the execution, delivery and performance by Flexion of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Flexion tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise owned by Pacira or any of its affiliates (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), represent at least one more than 50% of the total number of Shares outstanding at the Expiration Date (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.
Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Flexion who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Flexion will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
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prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Flexion at the address indicated below a written demand or demand via an acceptable electronic transmission for appraisal of Shares held, which demand must reasonably inform Flexion of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer;

•
continuously hold of record the Shares from the date on which the written demand or demand via an acceptable electronic transmission for appraisal is made through the Effective Time; and

•
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand or Demand via an Acceptable Electronic Transmission by the Record Holder
All written demands or demands via an acceptable electronic transmission for appraisal should be addressed to Flexion Therapeutics, Inc., 10 Mall Road, Suite 301, Burlington, Massachusetts 01803, Attention: Mark S. Levine, General Counsel and Corporate Secretary, or via email at mlevine@flexiontherapeutics.com. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand or demand via an acceptable electronic transmission for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Flexion is under no obligation to and has no present intention to file a petition and holders should not assume that Flexion will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request or request via an acceptable electronic transmission, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request or request via an acceptable electronic transmission therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder, who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Offer Price.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Legal Proceedings
There are currently no legal proceedings relating to the Transactions.

Antitrust Compliance
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until Premerger Notification and Report Forms have been filed for review with the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the waiting period under the HSR Act has expired or been terminated by the FTC or Antitrust Division. These requirements apply to the acquisition of the Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 30-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, but this period may be (i) shortened if the reviewing agency grants “early termination” of the waiting period (provided, however, that the FTC and Antitrust Division have suspended granting early termination, except in limited cases after a Second Request has been issued), (ii) restarted if the acquiring person voluntarily withdraws and refiles to allow an additional 30-calendar day waiting period, or (iii) extended if the reviewing agency issues a request for additional information and documentary material (a “Second Request”). On October 18, 2021, Pacira and Flexion filed their Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The waiting period is expected to expire on November 17, 2021, at 11:59 p.m., Eastern Time, unless terminated early by the FTC or the Antitrust Division, Pacira pulls and refiles its Premerger Notification and Report Form to restart the waiting period, or Pacira receives a Second Request. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.
In addition to the filing under the HSR Act, the U.S. federal antitrust agencies, foreign competition law authorities, U.S. state attorneys general, or private persons may bring legal action under competition or antitrust law seeking to enjoin the Transaction, seeking to add conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on competition or antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger, Pacira may not be obligated to consummate the Offer or the Merger.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be”, “would be”, “may”, “could” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Flexion by Pacira, and the timing and benefits thereof, Pacira’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on Pacira’s and Flexion’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Pacira’s ability to complete the transaction on the proposed terms and schedule or at all; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Flexion tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Flexion and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Flexion and its products, including uncertainty of the expected financial performance of Flexion and its products, including whether the Milestones will ever be achieved; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement, as well as other risks related to Pacira’s and Flexion’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Pacira’s and Flexion’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2020 and subsequent quarterly and current reports filed with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Pacira’s and Flexion’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Pacira and Flexion undertake no duty or obligation to update any forward-looking statements contained in this Schedule 14D-9 as a result of new information, future events or changes in their expectations, except as required by law.
Item 9. Exhibits.
Exhibit No.	Description
(a)(1)	Offer to Purchase, dated October 22, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Summary Newspaper Advertisement, as published in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(7)	Flexion Therapeutics, Inc. Employee FAQ, first used on October 11, 2021 (incorporated by reference to Exhibit 99.1 to Flexion’s Schedule 14D9-C filed on October 12, 2021).
(a)(8)	Flexion Therapeutics, Inc. FAQ, first used on October 11, 2021 (incorporated by reference to Exhibit 99.2 to Flexion’s Schedule 14D9-C filed on October 12, 2021).
(a)(9)	Flexion Therapeutics, Inc. Letter to Partners and Distributors, first used on October 11, 2021 (incorporated by reference to Exhibit 99.3 to Flexion’s Schedule 14D9-C filed on October 12, 2021).
(a)(10)	Flexion Therapeutics, Inc. Letter to Employees, first used on October 11, 2021 (incorporated by reference to Exhibit 99.4 to Flexion’s Schedule 14D9-C filed on October 12, 2021).
(a)(11)	Flexion Therapeutics, Inc. Letter to Prospective Hires, first used on October 12, 2021 (incorporated by reference to Exhibit 99.5 to Flexion’s Schedule 14D9-C filed on October 12, 2021).
(a)(12)	Joint Press Release issued by Pacira BioSciences, Inc. and Flexion Therapeutics, Inc. on October 11, 2021, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(13)	Investor Presentation of Pacira BioSciences, Inc., dated as of October 11, 2021, incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(14)	Email to Partners of Pacira BioSciences, Inc., first sent on October 11, 2021, incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(e)(1)	Agreement and Plan of Merger, dated as of October 11, 2021, among Flexion Therapeutics, Inc., Pacira BioSciences, Inc. and Oyster Acquisition Company Inc. (incorporated by reference to Exhibit 2.1 to Flexion’s Current Report on Form 8-K, filed on October 12, 2021).

Exhibit No.	Description
(e)(2)	Definitive Proxy Statement of Flexion Therapeutics, Inc. on Schedule 14A (incorporated by reference to Flexion’s Form DEF 14A (File No. 001-36287), filed on April 29, 2021).
(e)(3)*	Confidentiality Agreement, dated as of June 1, 2021, by and between Flexion Therapeutics, Inc. and Pacira BioSciences, Inc.
(e)(4)*	Exclusivity Agreement, dated as of September 25, 2021, by and between Flexion Therapeutics, Inc. and Pacira BioSciences, Inc.
(e)(5)	Form of Tender and Support Agreement, dated as of October 11, 2021, incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(e)(6)	Flexion Therapeutics, Inc. 2013 Equity Incentive Plan, as amended, and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder (incorporated herein by reference to Exhibit 99.1 to Flexion’s Current Report on Form 8-K, filed on September 14, 2017).
(e)(7)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Flexion Therapeutics, Inc. 2013 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Flexion’s Current Report on Form 8-K, filed on December 22, 2015).
(e)(8)	Flexion Therapeutics, Inc. 2013 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.4 to Flexion’s Registration Statement on Form S-1 (File No. 333-193233), as amended, filed on January 29, 2014).
(e)(9)	Form of Indemnity Agreement between Flexion and its director and officers (incorporated herein by reference to Exhibit 10.1 to Flexion’s Registration Statement on Form S-1 (File No. 333-193233), as amended, filed on January 8, 2014).
(e)(10)	Flexion Therapeutics, Inc. Non-Employee Director Compensation Policy, as revised (incorporated herein by reference to Exhibit 10.6 to Flexion’s Annual Report on Form 10-K, filed on March 12, 2020).
(e)(11)	Amended and Restated Offer Letter between Flexion and Michael D. Clayman, M.D. (incorporated herein by reference to Exhibit 10.6 to Flexion’s Registration Statement on Form S-1 (File No. 333-193233), as amended, filed on January 8, 2014).
(e)(12)	Amendment to Amended and Restated Offer Letter between Flexion and Michael D. Clayman, M.D. (incorporated herein by reference to Exhibit 10.7 to Flexion’s Annual Report on Form 10-K, filed on March 28, 2014).
(e)(13)	Amended and Restated Offer Letter between Flexion and Mark Levine (incorporated herein by reference to Exhibit 10.12 to Flexion’s Annual Report on Form 10-K, filed on March 8, 2018).
(e)(14)	Amended and Restated Offer Letter between Flexion and Kerry Wentworth (incorporated herein by reference to Exhibit 10.13 to Flexion’s Annual Report on Form 10-K, filed on March 8, 2018).
(e)(15)	Amended and Restated Offer Letter between Flexion and Christina Willwerth (incorporated herein by reference to Exhibit 10.15 to Flexion’s Annual Report on Form 10-K, filed on February 28, 2019).
(e)(16)	Flexion Therapeutics, Inc. Change in Control Severance Benefit Plan and Form of Participation Agreement (incorporated herein by reference to Exhibit 99.1 to Flexion’s Current Report on Form 8-K, filed on June 23, 2017).
(e)(17)	Offer Letter between Flexion and Melissa Layman (incorporated herein by reference to Exhibit 10.1 to Flexion’s Quarterly Report on Form 10-Q, filed on May 7, 2020).
(e)(18)	Offer Letter between Flexion and Adam Muzikant dated January 1, 2021 (incorporated herein by reference to Exhibit 10.17 to Flexion’s Annual Report on Form 10-K, filed on March 10, 2021).

Exhibit No.	Description
(e)(19)	Offer Letter between Flexion and Frederick Driscoll dated May 12, 2021 (incorporated herein by reference to Exhibit 10.2 to Flexion’s Quarterly Report on Form 10-Q, filed on August 4, 2021).
(e)(20)	Offer Letter between Flexion and William Andrews dated May 1, 2021 (incorporated herein by reference to Exhibit 10.3 to Flexion’s Quarterly Report on Form 10-Q, filed on August 4, 2021).

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
FLEXION THERAPEUTICS, INC.
By:
/s/ Mark S. Levine

Name:
Mark S. Levine

Title:
General Counsel and Corporate Secretary

Dated: October 22, 2021

Annex I
October 10, 2021
The Board of Directors
Flexion Therapeutics, Inc.
10 Mall Road, Suite 301
Burlington, MA 01803
Dear Members of the Board:
We understand that Pacira BioSciences, Inc., a Delaware corporation (“Parent”), Oyster Acquisition Company Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Flexion Therapeutics, Inc., a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Agreement:
•
Parent will cause Purchaser to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of the common stock, $0.001 par value per share, of the Company (“Company Common Stock”) for (i) $8.50 per share (such amount, or any higher amount per share paid pursuant to the Offer, the “Base Consideration”) in cash, net of applicable withholding taxes and without interest and (ii) one contingent value right (“Contingent Value Right”) to receive one or more contingent payments upon the achievement of certain milestones set forth in the Contingent Value Right Agreement (the “CVR Consideration” and, together with the Base Consideration, the “Offer Price”), on the terms and subject to the conditions set forth in the Agreement; and

•
as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive the Offer Price, other than (i) shares of Company Common Stock held by the Company or any of its direct or indirectly wholly owned subsidiaries (including shares of Company Common Stock held in the Company’s treasury) or held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (the “Excluded Shares”) and (ii) shares of Company Common Stock held by holders who are entitled to and have properly exercised and perfected their respective demands for appraisal of such shares (the “Dissenting Shares”), on the terms and subject to the conditions set forth in the Agreement.

The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than holders of Excluded Shares and Dissenting Shares) of the Offer Price to be paid to such holders in the Offer and the Merger.
In connection with this opinion, we have:
(i)
Reviewed the financial terms and conditions of a draft, dated October 9, 2021, of the Agreement;

(ii)
Reviewed the financial terms and conditions of a draft, dated October 8, 2021, of the Contingent Value Right Agreement attached as an exhibit to the Agreement;

(iii)
Reviewed certain publicly available historical business and financial information relating to the Company;

(iv)
Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

(v)
Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(vi)
Reviewed public information with respect to certain other companies in lines of business we believe to be comparable in certain respects to the business of the Company;

The Board of Directors
Flexion Therapeutics, Inc.
October 10, 2021

(vii)
Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be comparable in certain respects to the business of the Company;

(viii)
Reviewed historical stock prices and trading volumes of the Company Common Stock; and

(ix)
Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. Management of the Company has advised us that the financial forecasts that were most recently prepared by management and presented to the Board of Directors of Company represent the best currently available estimates and judgments as to the future financial performance of Company. Accordingly, for purposes of our analyses in connection with this opinion, you have directed us to utilize such financial forecasts for purposes of our analysis in connection with this opinion, which we have assumed, with the consent of Company, have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company. We have relied, with the consent of the Company, on the assessments of the Company as to the validity of, and risks associated with, the product candidates of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions. We also note that due to the unique nature of the business of the Company, we do not believe that the results of the comparable companies analysis or precedent transactions analyses are meaningful for purposes of this opinion.
Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on the Company and we are not expressing an opinion as to the effects of such volatility or such disruption on the Company. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.
In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement and the Contingent Value Right Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. In addition, we have assumed, at your direction, that the milestones set forth in Contingent Value Right Agreement will be achieved in amounts consistent with the financial forecasts utilized by us in connection with this opinion and that the related Contingent Value Right payments will be made in accordance the Contingent Value Right Agreement, and we have analyzed the value of the Contingent Value Right based on the net present value of such payments. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the

The Board of Directors
Flexion Therapeutics, Inc.
October 10, 2021

Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction (including, without limitation, the tender and support agreements to be entered into between Parent and certain holders of Company Common Stock), the form or terms of the Contingent Value Right with respect to transferability, illiquidity or otherwise, or any agreements or arrangements entered into connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Offer Price or otherwise.
Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.
Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be paid to holders of Company Common Stock (other than holders of Excluded Shares and Dissenting Shares) in the Offer and the Merger is fair, from a financial point of view, to such holders.
Very truly yours,
LAZARD FRERES & CO. LLC
By:
/s/ Julian Temple

Julian Temple
Managing Director

Annex II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
§ 262. Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed.]

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds

1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.